4/9

07022518

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erciyas Biracilik ve Malt Sanayii

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 17 2007

THOMSON FINANCIAL

FILE NO. 82- 04144

FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dew

DAT : 4/10/07

Convenience Translation of a Report and Financial Statements Originally Issued in Turkish

~~Anadolu Efes~~ (Erciyas) Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

AR/S
12-31-06

Consolidated Financial Statements Together With Report of Independent Auditors As of December 31, 2006

ERNST & YOUNG

Güney Bağımsız Denetim
ve Serbest Muhasebeci
Mali Müşavirlik A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

Convenience Translation of Auditors' Report Originally Issued in Turkish

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

We have audited the accompanying consolidated financial statements of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (Company), its subsidiaries and joint ventures (hereafter together referred to as the Group) which comprise the consolidated balance sheet as at December 31, 2006 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Financial reporting standards published by Capital Market Board. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with standards on auditing published by Capital Market Board. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2006, and its financial performance and its cash flows for the year then ended in accordance with financial reporting standards published by Capital Market Board.

Additional paragraph for convenience translation to English :

The effect of differences between the Financial Reporting Standards published by Capital Market Board in Turkey and accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and financial performance of the Group in accordance with the accounting principles generally accepted in such countries and IFRS.

Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ertan Ayhan, SMMM
Partner

April 2, 2007
Istanbul, Turkey

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Financial Statements as of December 31, 2006

TABLE OF CONTENTS

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As at December 31, 2006
(Currency- Unless otherwise indicated thousands of New Turkish Lira (YTL))

		Audited	
	Notes	**2006**	2005
ASSETS			
Current Assets		**1.211.985**	936.487
Cash and Cash Equivalents	4	**392.674**	348.618
Available for Sale Securities (net)	5	**43.989**	2.975
Trade Receivables (net)	7	**349.679**	299.384
Lease Receivables (net)		**-**	-
Due from Related Parties (net)	9	**2.188**	2.201
Other Receivables (net)	10	**82.406**	40.131
Biological Assets (net)		**-**	-
Inventories (net)	12	**304.497**	208.207
Receivables from Continuing Construction Contracts (net)		**-**	-
Deferred Tax Assets		**-**	-
Other Current Assets	15	**36.552**	34.971
Non-Current Assets		**2.749.162**	1.824.547
Trade Receivables (net)		**-**	-
Lease Receivables (net)		**-**	-
Due from Related Parties (net)		**-**	-
Other Receivables (net)	10	**6.858**	5.864
Investments (net)	16	**7.193**	43.207
Positive/Negative Goodwill (net)	17	**900.767**	589.316
Investment Property (net)		**-**	-
Property, Plant and Equipment (net)	19	**1.534.786**	1.038.802
Intangible Assets (net)	20	**268.895**	133.021
Deferred Tax Assets	14	**19.291**	1.401
Other Non-Current Assets	15	**11.372**	12.936
Total Assets		**3.961.147**	2.761.034

The accompanying notes form an integral part of these consolidated financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As at December 31, 2006
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Audited 2006	2005
LIABILITIES			
Current Liabilities		**905.071**	855.405
Short-term Borrowings (net)	6	**300.954**	428.936
Current Portion of Long-term Borrowings (net)	6	**169.512**	30.114
Lease Obligations (net)	6, 8	**270**	348
Other Financial Liabilities (net)		-	-
Trade Payables (net)	7	**134.798**	103.198
Due to Related Parties (net)	9	**28.029**	20.424
Advances Received	21	**1.428**	851
Deferred Income from Continuing Construction Contracts (net)		-	-
Provisions	23	**10.731**	12.950
Deferred Tax Liability		-	-
Other Liabilities (net)	10	**259.349**	258.584
Non-Current Liabilities		**1.041.340**	306.468
Long-term Borrowings (net)	6	**742.437**	59.566
Lease Obligations (net)	6, 8	**325**	929
Other Financial Liabilities (net)		-	-
Trade Payables (net)		-	-
Due to Related Parties (net)		-	-
Advances Received		-	-
Provisions	23	**31.480**	32.370
Deferred Tax Liability	14	**38.124**	39.067
Other Liabilities (net)	15	**228.974**	174.536
MINORITY INTEREST	24	**341.128**	214.227
EQUITY		**1.673.608**	1.384.934
Issued Capital	25	**112.877**	112.877
Treasury Shares		-	-
Capital Reserves	26	**277.158**	277.158
Share Premium		-	-
Income on Common Stock Disposals		-	-
Revaluation Fund		-	-
Financial Assets Value Increment Fund		-	-
Adjustment to Issued Capital		**277.158**	277.158
Profit Reserves		**256.068**	81.525
Legal Reserves	27	**156.405**	139.019
Statutory Reserves		-	-
Extraordinary Reserves	27	**110.542**	65.522
Special Reserves	5, 27	**26.404**	(6.925)
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Issued Capital		-	-
Currency Translation Differences		**(37.283)**	(116.091)
Net Income		**269.020**	290.590
Accumulated Profits		**758.485**	622.784
Total Equity and Liabilities		**3.961.147**	2.761.034

The accompanying notes form an integral part of these consolidated financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2006
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

		Audited	
	Notes	**2006**	2005
OPERATING REVENUE			
Sales (net)	33, 36	**2.594.045**	1.619.420
Cost of Sales (-)	36	**(1.344.440)**	(758.597)
Service Income (net)		-	-
Other Income From Operations (net)		-	-
GROSS OPERATING PROFIT		**1.249.605**	860.823
Operating Expenses (-)	37	**(854.219)**	(557.846)
PROFIT FROM OPERATIONS		**395.386**	302.977
Other Income	38	**103.245**	147.898
Other Expense (-)	38	**(59.278)**	(48.985)
Financial Expense (-)	39	**(98.033)**	(9.591)
OPERATING INCOME		**341.320**	392.299
Monetary Gain / (Loss)	40	-	-
Minority Interest	24	**(12.059)**	(16.829)
INCOME BEFORE TAX		**329.261**	375.470
Income Taxes	41	**(60.241)**	(84.880)
NET INCOME		**269.020**	290.590
EARNINGS PER SHARE (FULL YTL)	42	**0,00238**	0,00257

The accompanying notes form an integral part of these consolidated financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2006
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Issued Capital	Adjustment To Issued Capital	Restated Issued Capital	Legal and Extraordinary Reserves	Special Reserves	Currency Translation Differences	Net Income	Accumulated Profits	Total Equity
Balance at December 31, 2004	**112.877**	**277.158**	**390.035**	**186.339**	**2.815**	**(115.832)**	**232.347**	**441.840**	**1.137.544**
Transfer of net income to the accumulated profits	-	-	-	18.202	-	-	(130.715)	112.513	-
Dividend paid	-	-	-	-	-	-	(101.632)	-	(101.632)
Currency translation differences	-	-	-	-	-	(16.822)	-	-	(16.822)
Loss recognized in income statement due to sale of subsidiary	-	-	-	-	-	16.563	-	-	16.563
Securities value increase fund (Note 5)	-	-	-	-	19.875	-	-	-	19.875
Intra-group portion of gain from sales of subsidiary to associate (Note 32)	-	-	-	-	-	-	-	68.431	68.431
Reserve for shares of associates (Note 27)	-	-	-	-	(29.615)	-	-	-	(29.615)
Net income for the year	-	-	-	-	-	-	290.590	-	290.590
Balance at December 31, 2005	**112.877**	**277.158**	**390.035**	**204.541**	**(6.925)**	**(116.091)**	**290.590**	**622.784**	**1.384.934**
Transfer of net income to the accumulated profits	-	-	-	62.406	-	-	(185.663)	123.257	-
Dividend paid	-	-	-	-	-	-	(104.927)	-	(104.927)
Currency translation differences	-	-	-	-	-	87.027	-	-	87.027
Gain recognized in income statement due to sale of joint venture	-	-	-	-	-	(8.219)	-	-	(8.219)
Securities value increase fund (Note 5)	-	-	-	-	3.714	-	-	-	3.714
Reserve for shares of associates (Note 27)	-	-	-	-	29.615	-	-	-	29.615
Gain on sale of shares of joint venture (Note 27)	-	-	-	-	-	-	-	12.444	12.444
Net income for the year	-	-	-	-	-	-	269.020	-	269.020
Balance at December 31, 2006	**112.877**	**277.158**	**390.035**	**266.947**	**26.404**	**(37.283)**	**269.020**	**758.485**	**1.673.608**

The accompanying notes form an integral part of these consolidated financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2006

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

		Audited	
	Notes	2006	2005
Cash flows from operating activities			
Net profit before income taxes and minority interest		341.320	392.299
Adjustments for:			
Depreciation and amortization expenses	19, 20	186.812	137.643
(Gain)/loss on sale of property, plant and equipment and intangible assets, net	38	(3.387)	(162)
Impairment on property, plant and equipment	19, 38	1.533	2.527
Provision for retirement pay liability	23	4.230	3.705
Actuarial gain arising from retirement pay liability	23, 38	(6.228)	-
Provision for vacation pay liability	23	2.694	1.395
Foreign exchange (gain) / loss raised from loans, net	39	13.386	(9.429)
Interest expense	39, 44	79.132	16.224
Interest income	38, 44	(29.900)	(16.075)
Syndication loan expense		557	-
Loss from derivative financial instruments	39	1.575	-
(Income) / loss from associates, net	16, 38	119	(39.044)
Gain on sale of joint venture	32, 38	(2.671)	-
Gain arising from change in rate of joint venture, net	32, 38	(10.739)	-
Negative goodwill	32, 38	(394)	(6.348)
Gain on sale of subsidiary	38	-	(65.177)
Impairment on goodwill	38	-	1.054
Other (income) / expense, net		(77)	(264)
Operating profit before changes in operating assets and liabilities		577.962	418.348
Change in trade receivables, net		(48.148)	(96.780)
Change in due from related parties, net		(12.708)	36.487
Change in inventories, net		(65.395)	(6.203)
Change in other assets, other liabilities and provisions, net		32.366	21.214
Change in trade payables, net		30.457	21.526
Change in due to related parties, net		9.577	(7.560)
Vacation and retirement pay liability paid	23	(2.172)	(1.265)
Taxes paid		(82.414)	(71.531)
Net cash provided by operating activities		439.525	314.236
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets	19, 20	(361.110)	(229.831)
Proceeds from sale of property, plant and equipment and intangible assets		10.688	5.722
Dividends received from associates	16	-	26.128
Acquisition of associates, subsidiaries and joint ventures, net of cash acquired	32	(657.957)	(174.619)
Proceeds from sale and liquidation of investment in securities		218	670
Proceed from sale of shares of associates	27	45.170	-
Proceed from sale of shares of joint venture	32	39.704	-
Net cash used in investing activities		(923.287)	(371.930)
Cash flows from financing activities			
Dividends paid	42	(104.927)	(101.632)
Dividends paid to minority shareholders	24	(864)	(1.209)
Capital increase by minority shareholders	24	129.780	380
Proceeds from borrowings		1.914.738	457.674
Repayment of borrowings		(1.349.629)	(218.879)
Interest paid		(65.075)	(13.414)
Interest received		29.600	15.920
Net cash provided by financing activities		553.623	138.840
Net increase / (decrease) in cash and cash equivalents		69.861	81.146
Currency translation differences on cash transactions		(26.101)	6.971
Cash and cash equivalents at the beginning of the period		348.048	259.931
Cash and cash equivalents at the end of the period	4	391.808	348.048

The accompanying notes form an integral part of these consolidated financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation, Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange (ISE).

The registered office address of the Company is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No: 5 Bahçelievler - İstanbul.

The Group consists of the Company, its subsidiaries and joint ventures. The average number of personnel employed in the Group is 10.971 (2005 – 9.472).

The consolidated financial statements of the Group are approved by the Chief Financial Officer and Finance Director as to be presented on April 2, 2007. General Assembly and specified regulatory bodies have the right to make amendments on statutory financial statements after presentation.

Nature of Activities of the Group

The operations of the Group consist of production, bottling, distribution and selling of beer under a number of trademarks and production, bottling, distribution and selling of soft drinks under Coca-Cola trademark. The Group owns and operates fifteen beer factories (five in Turkey and ten in other countries), five malt production facilities (two in Turkey, three in Russia), ten Coca-Cola bottling plants (five in Turkey and five in other countries) and one natural spring water bottling plant (in Turkey). The Group has a joint control over Coca-Cola İçecek A.Ş. (CCİ), which undertakes the bottling and distribution facilities of the Coca-Cola Products in Turkey, Central Asia and Middle East.

In addition, the Group has also minority stake over a Coca-Cola bottling company in Turkmenistan, namely Turkmenistan Coca-Cola Bottlers Ltd. (Turkmenistan CC) and a malt production company in Russia.

List of Shareholders

As of December 31, 2006 and 2005, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	2006		2005	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**34.887**	**30,91**	33.601	29,77
Özilhan Sınai Yatırım A.Ş.	**19.720**	**17,47**	19.533	17,30
Anadolu Endüstri Holding A.Ş. (AEH)	**8.853**	**7,84**	8.853	7,84
Publicly traded and other	**49.417**	**43,78**	50.890	45,09
Issued capital on historical basis	**112.877**	**100,00**	112.877	100,00

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Subsidiaries

The subsidiaries included in the consolidation and their effective shareholding rates at December 31, 2006 and 2005 are as follows:

Subsidiary	Country	Principal Activities	Segment	Effective Shareholding and Voting Rights % 2006	2005
Efes Breweries International N.V. (EBI) (1)	The Netherlands	Facilitating investments in breweries	Beer	**70,22**	70,22
ZAO Moscow-Efes Brewery (Efes Moscow)	Russia	Production and marketing of beer	Beer	**63,79**	49,86
OAO Amstar (Amstar)	Russia	Production of beer	Beer	**63,79**	49,86
Rostov Beverages C.J.S.C. (Efes Rostov)	Russia	Production of beer	Beer	**63,79**	49,86
ZAO Efes Entertainment (Efes Entertainment)	Russia	Service sector	Beer	**64,76**	42,38
OAO Krasny Vostok Solodovpivo (KV Group) (2)	Russia	Production and marketing of beer	Beer	**65,20**	-
ZAO Siberian Brewery Company (2)	Russia	Production of beer	Beer	**68,48**	-
OOO Vostok Solod (2)	Russia	Production of malt	Beer	**65,20**	-
OOO KV-Invest (2)	Russia	Finance	Beer	**65,20**	-
OOO Tsentralny Torgovy Dom (2)	Russia	Sales company	Beer	**65,20**	-
ZAO Moskovskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
ZAO Samarskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
ZAO Saratovskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
ZAO Ufimskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Barnaulskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Volgogradskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Voronezhskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Ekaterinburgskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Kemerovskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Krasnodarskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Krasnoyarskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Kurskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Nizhegorodskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Nizhnekamskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Novosibirskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Omskii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Permskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Sankt-Peterburgskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Tomskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
OOO Chelyabinskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	-
J.S.C. Efes Karaganda Brewery (Efes Karaganda)	Kazakhstan	Production and marketing of beer	Beer	**70,22**	70,22
Efes Vitanta Moldova Brewery S.A. (EfesVitanta)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks and mineral water	Beer	**67,76**	67,76
Efes Weifert Brewery d.o.o. (Efes Weifert)	Serbia	Production and marketing of beer	Beer	**63,87**	58,65
Efes Zajecar Brewery d.o.o. (Efes Zajecar)	Serbia	Production and marketing of beer	Beer	**51,23**	51,23
Efes Commerce d.o.o. Belgrade (Efes Commerce)	Serbia	Production and marketing of beverages	Beer	**70,22**	70,22
Efes Romania Industrie Si Comert S.A. (ERIC)	Romania	Distribution of beer	Beer	**70,23**	70,23
Efes Productie S.R.L. (Efes Productie)	Romania	Distribution of beer	Beer	**79,18**	79,18
Brewery Pivdenna C.J.S.C. (Efes Ukraine)	Ukraine	Production and marketing of beer	Beer	**70,22**	70,22
Euro-Asian Brauerein Holding GmbH (Euro-Asian)	Germany	Investment company of EBI	Beer	**70,22**	70,22
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	Beer	**100,00**	100,00
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	Beer	**99,75**	99,75
Anadolu Efes Dış Ticaret A.Ş. (Aefes Dış Ticaret)	Turkey	Foreign trade	Beer	**99,62**	99,62
Cypex Co. Ltd. (Cypex)	Cyprus	Marketing and distribution of beer	Beer	**99,99**	99.99
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Antilles, The Netherlands	Providing technical assistance	Beer	**99,75**	99,75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	Beer	**99,75**	99,75

(1) Shares of EBI are currently traded on the London Stock Exchange.
(2) These companies have been acquired in February 2006 as "KV Group" by EBI and included in the scope of consolidation by then. Refer to Note 32 for detailed information.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Joint Ventures

The joint ventures included in the consolidation and their effective shareholding rates at December 31, 2006 and 2005 are as follows:

Joint Venture	Country	Principal Activities	Segment	Effective Shareholding and Voting Rights % 2006	2005
Coca-Cola İçecek A.Ş. (1)	Turkey	Production, bottling, of Coca-Cola products	Soft Drink	**50,26**	51,22
Coca-Cola Satış Dağıtım A.Ş. (CCSD)	Turkey	Distribution and selling of Coca-Cola products	Soft Drink	**50,25**	51,21
Mahmudiye Kaynak Suyu Ltd. Şti. (Mahmudiye) (2)	Turkey	Filling and selling of natural spring water	Soft Drink	**50,25**	-
Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) (3)	Turkey	Facilitating investments in soft drinks in foreign countries	Soft Drink	**-**	44,88
J.V.Coca-Cola Almaty Bottlers Limited Liability Partnership (Almaty CC)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	**43,97**	39,29
Tonus Closed Joint Stock Company (Tonus)	Kazakhstan	Investment company of CCİ	Soft Drink	**46,31**	41,72
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC)	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	**45,18**	40,35
Coca-Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	**45,23**	40,39
Efes Invest Holland B.V. (Efes Holland)	The Netherlands	Investment company of CCİ	Soft Drink	**50,26**	44,88
The Coca-Cola Bottling Company of Iraq FZCO (JV Dubai)	United Arabic Emirates	Investment company of CCİ	Soft Drink	**25,13**	22,44
The Coca-Cola Bottling Company of Jordan Ltd. (Jordan CC)	Jordan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	**45,23**	40,39
Efes Sınai Dış Ticaret A.Ş. (EST)	Turkey	Foreign trade	Soft Drink	**50,50**	45,18
Interbrew Efes Brewery S.A. (Interbrew Efes) (4)	Romania	Production of beer	Beer	**-**	35,11

(1) Initial public offering of CCİ has been realized in May 2006 and shares are currently traded on ISE.
(2) Refer to Note 32 for detailed information.
(3) Efes Sınai and CCİ completed their merger process in December 2006 (Note 32).
(4) Interbrew Efes is disposed in August 2006 (Note 32).

Environments and Economic Conditions of Foreign Subsidiaries and Joint Ventures

Certain countries, in which consolidated subsidiaries and joint ventures are operating, have undergone substantial, political and economical changes in recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' and joint ventures' ability to operate commercially.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Basis of Preparation of Financial Statements

The consolidated financial statements of the Group have been prepared in accordance with accounting and reporting standards as prescribed by Turkish Capital Market Board (CMB). The CMB has issued Communiqué No. XI-25 "Communiqué on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communiqué, the CMB stated that, as an alternative, application of accounting standards prescribed by the International Accounting Standards Board (IASB) and the International Accounting Standards Committee (IASC) will also be considered to be compliant with the CMB Accounting Standards.

Since the CMB has declared with the decision taken on March 17, 2005 that application of inflation accounting is no longer required for companies operating in Turkey which are reporting in accordance with CMB Accounting Standards effective from January 1, 2005, consolidated financial statements are lastly restated as of December 31, 2004.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

The consolidated financial statements have been prepared under the alternative application defined by the CMB as explained above and are presented using the compulsory standard formats as prescribed by the CMB.

The Group companies, which operate in Turkey, maintain their books of account and prepare their statutory financial statements in YTL in accordance with the Generally Accepted Accounting Principles in Turkey promulgated by CMB; and Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries and joint ventures maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the rules and regulations of the countries in which they operate.

In December 2000, ERIC and Efes Productie adopted a plan of liquidation and as a result changed their basis of accounting, from the going-concern basis to a liquidation basis.

The consolidated financial statements have been prepared from statutory financial statements of the Group and presented with adjustments and certain reclassifications for the purpose of fair presentation in accordance with the formats required by the CMB Accounting Standards.

Functional and Reporting Currency

The measurement and presentation currency of the Company is YTL.

As a result of the structure of subsidiaries and joint ventures located in foreign countries and the fact that some foreign subsidiaries and joint ventures transact more of their business in EURO or USD than in any other currency, those foreign subsidiaries or joint ventures have adopted EURO or USD as their measurement currencies.

Measurement and Reporting Currencies of Foreign Subsidiaries and Joint Ventures:

Subsidiary or Joint Venture	National Currency	Measurement Currency	
		2006	2005
EBI	EURO	USD	USD
Efes Moscow	Russian Ruble (RUR)	RUR	RUR
Amstar	RUR	RUR	RUR
Efes Rostov	RUR	USD	USD
KV Group	RUR	RUR	RUR
Efes Karaganda	Kazakh Tenge (KZT)	KZT	KZT
Efes Vitanta	Moldovan Leu (MDL)	MDL	MDL
Efes Weifert (*)	Serbian Dinar (RSD)	RSD	RSD
Efes Zajecar (*)	RSD	RSD	RSD
Efes Sınai	YTL	USD	USD
Efes Holland	EURO	USD	USD
Almaty CC	KZT	USD	USD
Azerbaijan CC	Manat	USD	USD
Bishkek CC	Kirghiz Som (KGS)	USD	USD
Jordan CC	Jordanian Dinar	USD	USD
AETMC	EURO	EURO	EURO
EHTMC	EURO	EURO	EURO
Efes Ukraine, Euro-Asian, ERIC, Efes Commerce, Efes Productie, JV Dubai, Efes Entertainment, Tonus	Various	Various	Various

(*) New name of the Serbian National Currency is Serbian Dinar (RSD) which is formerly Yugoslavian Dinar (YUM).

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

Comparative Information

To be consistent with current year presentation, deposits and guarantees taken in the prior year consolidated balance sheet amounting to YTL 5.199 is classified from short-term trade payables to other current liabilities, advances received amounting to YTL 706 is classified from advances received to short-term trade payables and advertising and promotion materials amounting to YTL 4.141 is classified from other current assets to inventory.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statements when there is a legally enforceable right to set-off the recognized amounts and there is an intention to settle on a basis or realize the assets and settle the liabilities simultaneously.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent company, Anadolu Efes, and its subsidiaries and joint ventures drawn up to reporting date. The financial statements of the companies included in the consolidation have been prepared based on the accounting policies and presentation formats adopted by the Group in accordance with the CMB Accounting Standards.

Subsidiaries are companies in which Anadolu Efes has the power to exercise more than 50% of the voting rights relating to the shares in the companies as a results of shares owned directly and/or indirectly by itself or although not having the power to exercise more than 50% of the voting rights, exercises control in order make to profit from the operations of companies through the exercise of actual dominant influence over the financial and operating policies. Subsidiaries are consolidated for using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity.

The equity and net income attributable to minority shareholders' interests of subsidiaries are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more other parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation, in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Investments in associates are undertakings over which the Group generally has between 20% and 50% of the voting rights and the Group has significant influence and which are not subsidiaries or joint ventures of the Group. The Group's investments in associates are accounted for using the equity method.

The purchase method of accounting is used for acquired business. Subsidiaries, joint ventures or investment in associates, acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents comprise of cash in hand, bank deposits and short-term investments, which can easily be converted into cash for a known amount, has high liquidity with maturities of 3 months or less. The amounts paid under the reverse repurchase agreements are included in the cash and cash equivalents.

3.2 Available for Sale Securities

All available for sale securities are initially recognized at cost, considered reflecting the fair value and including all expenses incurred during purchase.

The following valuation of financial assets classified as available for sale after the first recognition is based on market price. The gain or loss due to change in the market price, until the related security is sold, converted to the cash or disposed with another way or is exposed to impairment, is presented as a separate item under shareholders' equity, after this date, accumulated fair value adaptations are related with income and loss applications. Interest amount, calculated by using the effective interest method over the values of the available for sale securities is accounted as interest income. The dividends gained are presented under the dividends revenue on the date of acquisition. The fair values of available for sale securities that are traded in active markets are determined with the fair value in the market at the balance sheet date.

Other long term financial assets, like government bonds are presented in the financial statements with the values discounted by the effective interest rates in the periods after the date of acquisition. The discounted value is calculated by taking into consideration the factors like discount or paid premium appearing during acquisition.

All the acquisitions and disposals of the available for sale securities are recorded to accounts at the date of obligation of the Group for purchasing or selling the asset.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.3 Trade Receivables and Provision for Doubtful Receivables

Trade receivables that are originated by the Group by the way of providing goods or services generally have 5-90 day terms. Trade receivables are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts.

The allowance for doubtful receivables is realized when there is objective evidence that receivable can not be collected and is charged as an expense in the consolidated financial statements. The allowance is the difference between the carrying amount and the recoverable amount, being all cash flows, including amounts recoverable from guarantees and collaterals.

3.4 Related Parties

Parties are considered to be related if one party directly or indirectly has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions or be the associate of the group. Related parties also include individuals that are principle owners, management and members of the Group's board of directors and their families. Due from and due to related parties are carried at cost. Related party transactions are transfers of resources, services or obligations between related parties, regardless of whether a price is charged.

3.5 Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost method. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

3.6 Investments

a) Available for Sale Financial Assets

The Group has classified its financial assets as "available-for-sale" in accordance with International Financial Reporting Standards (IAS) 39 "Financial Instruments". Financial assets, intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates are classified as available-for-sale. These financial assets are included in non-current assets unless management has the intention of holding the investment for less than twelve months from the balance sheet date, or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its financial assets at the time of the purchase and re-evaluates such designation on a regular basis.

All investments are initially carried at cost, being the fair value of the consideration given and including acquisition changes associated with the investment. After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date and positive or negative valuation differences of investments, which are measured at fair value, have been recognized under equity in "special reserves" as "securities value increase fund" in the consolidated balance sheet.

Investments classified as available for sale investments, that do not have a quoted market price in an active market and whose fair value can not be reliably measured by alternative valuation methods, are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.6 Investments (continued)

b) Investment in Associates

The investments in associates are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value in the consolidated balance sheet.

The consolidated income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill on acquisition, which is disclosed separately in the consolidated financial statements and treated in accordance with the accounting policy for goodwill stated in the accounting policy for goodwill.

3.7 Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Until December 31, 2004, goodwill arose from the acquisitions before March 31, 2004 was being amortized on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. Starting from January 1, 2005, the goodwill arising from the business combinations before March 31, 2004 is ceased to be amortized on a straight-line basis in accordance with International Financial Reporting Standards (IFRS) 3 "Business Combinations".

Goodwill is reviewed at least annually for possible impairment and when events and changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

In accordance with IFRS 3, the Group does not amortize the goodwill arising from the business combinations after March 31, 2004, such goodwill is reviewed and adjusted for impairment where it is considered necessary.

3.8 Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is computed on straight-line method over the following estimated useful lives:

Buildings and land improvements	10-50 years
Machinery and equipment	4-15 years
Office equipment	4-15 years
Furniture and fixtures	3-15 years
Motor vehicles	5-10 years
Returnable bottles and cases	5 years
Other tangible assets	2-14 years

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.8 Property, Plant and Equipment (continued)

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the consolidated income statement.

The Group companies, which operate in Turkey, account for returnable bottles in property, plant and equipment. Deposit liabilities relating to such returnable bottles are reflected in other liabilities. The Group sells its products also in non-returnable bottles. For such sales, there is no deposit obligation of the Group.

Expenses for repair and maintenance of property, plant and equipment are normally charged to the income statement. They are, however, capitalized and depreciated through the estimated useful life of the property, plant and equipment in exceptional cases if they result in an enlargement or substantial improvement of the respective assets.

3.9 Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill, if the fair value can be measured reliably. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. Intangible assets with indefinite useful life, formed in the financial statements in accordance with purchase method, are not subject to amortization.

The carrying values of intangible assets are reviewed for impairment at least annually when events or changes in circumstances indicate that the carrying value may not be recoverable.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

3.10 Deferred Tax

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10 Deferred Tax (continued)

Deferred tax assets and deferred tax liabilities related to income taxes levied by the same taxation authority are offset accordingly.

3.11 Borrowings

All borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the obligations related with the borrowings are removed.

3.12 Leases

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

3.13 Employee Benefits / Employee Termination Benefits

a) Defined Benefit Plans

In accordance with existing social legislation in Turkey, the Group Companies operating in Turkey is required to make lump-sum termination indemnities to each employee who has completed over one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statements the Group has reflected a liability using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Group's experience of personnel terminating their services and being eligible to receive such benefits and discounted by using the current market yield at the balance sheet date on government bonds.

b) Defined Contribution Plans

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are paid.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

3.14 Provisions, Contingent Assets and Liabilities

a) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

b) Contingent Assets and Liabilities

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the consolidated financial statements, but disclosed when an inflow of economic benefits is probable.

3.15 Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to the income statement of the associated period, as foreign currency loss or gain.

Foreign currency translation rates used by the Group's subsidiaries and joint ventures in Turkey as of respective period-ends are as follows:

Date	USD / YTL (full)	EURO / YTL (full)
December 31, 2005	1,3418	1,5875
December 31, 2006	1,4056	1,8515

The assets and liabilities of foreign subsidiaries and joint ventures are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries and joint ventures are translated at average exchange rates. Differences resulting from the deviation between the values of investment related to equity accounts of consolidated subsidiaries and joint ventures and the appreciation of foreign currencies against the New Turkish Lira were taken to equity as "currency translation differences".

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate of balance sheet date. On disposal of a foreign entity, currency translation differences are recognized in the income statement as a component of the gain or loss on disposal.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.16 Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes.

The following specific recognition criteria must also be met before revenue is recognized:

a) Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

b) Services

Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the associated expenses that are recoverable.

c) Other

Interest income is recognized as the interest accrues. Dividend income is recognized when the right to collect the dividend is established.

3.17 Borrowing Costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds and are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use.

3.18 Government Grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to such grants, and that the grants will be received. They are recognized to income over the period to match them with the related costs that they are intended to compensate. Income relating to government grants is recognized as a deduction from the appropriate expense.

3.19 Financial Risk Management and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise funds for the Group's operations. Besides, The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments can be identified as foreign currency risk, credit risk, interest rate risk, price risk, credit risk and liquidity risk. The board/management reviews and agrees policies for managing each of these risks. The Group also monitors the market price risk arising from all financial instruments. Related policies can be summarized as follows:

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19 Financial Risk Management and Policies (continued)

a) Foreign currency risk

Foreign currency risk arises from the EURO and USD denominated assets and liabilities of the Group. The Group has transactional currency exposures. Such exposures arise from sales or purchases or borrowings by the Group in currencies other than the Group's measurement currency. The Group manages foreign currency risk by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities.

b) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing assets and liabilities. The Group manages interest rate risk by using natural hedges that arise from offsetting interest rate of assets and liabilities or derivative financial instruments.

c) Price risk

This is a combination of currency, interest and market risks which the Group manages through natural hedges that arise from offsetting the same currency receivables and payables, interest bearing assets and liabilities. Market risk is closely monitored by the management using the available market information and appropriate valuation methods.

d) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group attempts to control credit risk by monitoring credit exposures, limiting transactions with specific counterparties and continually assessing the creditworthiness of the counterparties.

Concentrations of credit risk arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographic location.

The Group seeks to manage its credit risk exposure through diversification of sales activities to avoid undue concentrations of risks with individuals or groups of customers in specific locations or businesses. The Group also obtains guarantees from the customers when appropriate.

e) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

f) Fair Values

Fair value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable, willing parties in an arm's length transaction. The optimum fair value of a financial instrument is the quoted market value, if any.

The financial assets and liabilities which are denominated in foreign currencies are evaluated by the foreign exchange rates prevailing on the date of balance sheet which approximate to market rates.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19 Financial Risk Management and Policies (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument of the Group for which it is practicable to estimate a fair value:

i) Financial Assets

The fair values of certain financial assets carried at cost in the consolidated financial statements, including cash and cash equivalents plus the respective accrued interest and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of trade receivables along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

ii) Financial Liabilities

Trade payables and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of loans and bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank loans and borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of trade payables along with the related allowance for unrealized cost is estimated to be their fair values.

3.20 Derivative Financial Instruments and Hedging Activities

The Group utilizes derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from financial activities. Derivative financial instruments are recognized initially at cost and subsequent to initial recognition, they are valued at fair value in the consolidated financial statements. The Group's derivate financial instruments are forward and interest rate swap agreements.

The Group utilizes hedges of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Gain or loss arising from hedging instruments is recognized as "gain or loss from derivative financial instruments" in the consolidated income statement and the difference between the fair values of these instruments and the statutory values at the reporting date is recognized on the related asset or liability.

3.21 Segment Reporting

For management purposes, the Group is organized into two major geographical areas until 2005. These areas are the basis upon which the Group reports its primary segment information. Business segment is presented as secondary segment until 2005.

However, as a result of the Group's restructuring and changes in the consolidation scope at the end of 2005, primary segment information is restated from geographical segment to business segment, as effective from January 1, 2006. Comparative information is revised in order to be consistent. Financial information on business and geographical segments is presented in Note 33.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.22 Earnings Per Share

Earnings per share in the consolidated income statements are calculated by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the year.

In Turkey, companies can increase their share capital by making distribution of free shares to existing shareholders from inflation adjustment to shareholders equity. For the purpose of the earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding change in resources by giving them retroactive effect for the period in which they were issued and each earlier period.

3.23 Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of balance sheet date. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

NOTE 4. CASH AND CASH EQUIVALENTS

	2006	2005
Cash on hand	**520**	473
Bank accounts		
- Time deposits	**316.429**	330.237
- Demand deposits	**74.798**	16.685
Other	**927**	1.223
	392.674	348.618

As of December 31, 2006 cash deposits at banks of YTL 72.260 is pledged by Group as collateral for credit facilities of subsidiaries (2005 - YTL 149.738).

As of December 31, 2006 and 2005, the cash and cash equivalents presented in the consolidated cash flow statements are as follows:

	2006	2005
Cash and cash equivalents	**392.674**	348.618
Interest income accruals (-)	**(866)**	(570)
Cash and cash equivalents in cash flow	**391.808**	348.048

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 5. AVAILABLE FOR SALE SECURITIES

	2006	2005
Alternatifbank A.Ş. shares	**40.865**	-
Investment funds	**2.803**	2.576
Government bonds	**321**	399
	43.989	2.975

On November 23, 2006, Ef-Pa has signed an agreement with Alpha Bank located in Greece on sale of 7,46% of shares of Alternatifbank A.Ş. (Alternatifbank). Related 7,46% of shares will be sold in the following periods with a cash consideration of million USD 32,5, approximately, after obtaining necessary authorizations with the certain pre-conditions. With the signing of the sale agreement, related shares of Alternatifbank are reclassified from "investments" to "available for sale securities".

Shares of Alternatifbank are traded on the ISE, and the Group carried the shares of Alternatifbank at fair value in the consolidated financial statements. As a result of the valuation, gain amounting to YTL 5.087 (2005 – gain amounting to YTL 19.875) is netted off by the deferred tax liability amounting to YTL 1.373 and recognized under equity in "special reserves" as "securities value increase fund" in the consolidated balance sheet.

Investment funds and government bonds are valued at its market value at the balance sheet date.

NOTE 6. BORROWINGS

As of December 31, 2006, total borrowings consist of principles (finance lease obligations included) amounting to YTL 1.194.453 (2005 – YTL 513.502) and interest expense accrual amounting to YTL 19.045 (2005 – YTL 6.391)

As of December 31, 2006, YTL 100.994 (2005 – YTL 206.183) of the total borrowings are secured with the followings:

Related with Ef-Pa;

- There is no cash collaterals (2005 – YTL 100.000).

Related with EBI and its' subsidiaries;

- Cash collaterals amounting to YTL 70.405 (2005 – YTL 49.738).
- Efes Moscow's and Efes Karaganda's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's and Efes Karaganda's property, 43% of the Efes Moscow shares and all shares of Efes Karaganda on hand. As of December 31, 2006, related borrowings are totally amounting to YTL 30.589 (2005 – YTL 49.787).
- According to the loan agreement signed with EBRD, Efes Karaganda's dividend distributions to EBI, which is in the position of its shareholder, are dependent on EBRD's approval.
- There is no secured PP&E (2005 – YTL 5.791).
- There is no secured inventories (2005 – YTL 867).

Related with CCİ, its' subsidiaries and joint ventures;

- Certain PP&E amounting to YTL 1.740 (2005 – YTL 2.212).

Total amount of borrowings and the effective interest rates at the balance sheet date were as follows:

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 6. BORROWINGS (continued)

	2006			2005		
		Fixed rate	Floating rate		Fixed rate	Floating rate
Short-term						
Borrowings						
YTL denominated borrowings	37.473	19,3% - 20,8%	-	123.655	14,0% - 14,8%	-
Foreign currency denominated borrowings (USD)	108.879	1,0% - 8,0%	Libor+0,5% - 2,8%	215.748	1,0% - 8,0%	Libor+0,5% - 1,0%
Foreign currency denominated borrowings (EURO)	29.524	4,3% - 5,3%	Euribor+2,5% - 2,95%	48.023	1,0% - 6,7%	Euribor+0,9%
Foreign currency denominated borrowings (Other)	125.078	7,9% - 11,5%	Ruribor+0,24%	41.510	7,3% - 9,0%	Ruribor+0,2% - 0,3%
	300.954			428.936		
Short-term portion of long term borrowings						
Foreign currency denominated borrowings (USD)	169.183	5,9% - 6,4%	Libor+0,55% - 3,65%	21.490	7,2% - 10,6%	Libor+3,1% - 3,65%
Foreign currency denominated borrowings (EURO)	329	-	Euribor+0,55%	7.826	2,8% - 6,5%	Euribor+4,9%
Foreign currency denominated borrowings (Other)	-	-	-	798	-	-
	169.512			30.114		
Leasing obligations	270	8,5% - 15,0%	-	348	7,0% - 8,3%	-
	470.736			459.398		
Long-term						
Borrowings						
Foreign currency denominated borrowings (USD)	704.055	5,9% - 6,4%	Libor+0,55% - 3,55%	33.680	7,2% - 10,6%	Libor+ 3,1% - 3,65%
Foreign currency denominated borrowings (EURO)	38.382	-	Euribor+0,55%	25.073	2,0% - 6,5%	Euribor+4,9%
Foreign currency denominated borrowings (Other)	-	-	-	813	3,0%	-
	742.437			59.566		
Leasing obligations	325	8,5% - 15,0%	-	929	8,0% - 8,3%	-
	742.762			60.495		
	1.213.498			519.893		

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 6. BORROWINGS (continued)

Repayments of long-term borrowings are scheduled as follows (excluding finance lease obligation):

	2006	2005
2007	-	34.578
2008	**211.840**	18.939
2009	**530.597**	4.874
2010 and thereafter	-	1.175
	742.437	59.566

NOTE 7. TRADE RECEIVABLES AND PAYABLES

SHORT-TERM TRADE RECEIVABLES

	2006	2005
Trade receivables	**359.455**	298.165
Notes and cheques receivables	**13.929**	12.660
Deposits and guarantees given	**112**	631
Provision for doubtful accounts (-)	**(23.817)**	(12.072)
	349.679	299.384

Movement of provision for doubtful accounts is as follows:

	2006	2005
At 1 January	**12.072**	12.321
Current year provision	**3.204**	2.145
Unused and uncollectible provisions	**(2.359)**	(1.179)
Change in joint venture rate (*)	**(81)**	-
Change in scope of consolidation (**)	-	(240)
Addition through acquisition	**8.694**	-
Currency translation differences	**2.287**	(975)
At 31 December	**23.817**	12.072

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

(**) Change in scope of consolidation represents the effects of the Group's restructuring in 2005 (Note 32).

SHORT-TERM TRADE PAYABLES

	2006	2005
Trade payables, net	**134.605**	102.440
Deposits and guarantees received	**193**	758
	134.798	103.198

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 8. LEASE RECEIVABLES AND OBLIGATIONS

Lessee - Finance Lease

Properties leased by the Group include buildings, machinery and equipment, motor vehicles and furniture and fixtures. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 3 to 25 years with options to renew at varying terms.

As of December 31, 2006 and 2005, lease obligations are as follows:

	2006	2005
Short-term lease obligations	270	348
Long-term lease obligations	325	929
	595	1.277

The cost of the PP&E obtained by finance lease as of December 31, 2006 and 2005 are YTL 62.076 and YTL 70.289 YTL respectively and net book values are YTL 14.554 and YTL 19.830, respectively.

Lessee - Operating Lease

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as PP&E, are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreements with the EBRD.

The Group has operational lease agreements with its related party Çelik Motor Ticaret A.Ş. for vehicles.

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS

a) Balances With Related Parties

i) Bank and Available-For-Sale Securities Balances With Related Parties

	2006	2005
Alternatifbank (2) (5)	81.697	62.303
Alternatif Yatırım A.Ş. (5)	2.963	2.721
	84.660	65.024

ii) Due From Related Parties

	2006	2005
Anadolu Vakfı	375	400
Mutena Maltery (2)	206	168
Turkmenistan CC (3)	122	118
AEH (1) (4)	-	454
Other	337	388
	1.040	1.528
Receivables from personnel	1.148	673
	2.188	2.201

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

iii) Due to Related Parties

	2006	2005
Mutena Maltery (2)	**6.082**	4.807
AEH (1) (4)	**4.611**	3.437
Oyex Handels GmbH (5)	**2.164**	4.086
Anadolu Vakfı	**2.037**	-
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**1.946**	696
Other	**1.631**	1.315
	18.471	14.341
Payables to personnel	**9.558**	6.083
	28.029	20.424

b) Transactions With Related Parties

i) Purchases of Goods and Other Charges

	2006	2005
Efes Pilsen Spor Kulübü	**24.000**	16.250
Anadolu Vakfı	**12.853**	10.920
Oyex Handels GmbH (5)	**12.231**	10.117
AEH (1) (4)	**9.391**	9.173
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**8.628**	6.539
Mutena Maltery (2)	**5.688**	5.624
AEH Münih (5)	**2.020**	3.586
Çelik Motor Ticaret A.Ş. (5)	**2.219**	959
Efes Turizm İşletmeleri A.Ş. (5)	**1.747**	928
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (1)	**864**	771
Other	**99**	76
	79.740	64.943

ii) Financial Income / (Expense), Net

	2006	2005
Alternatifbank (2) (5)	**10.133**	6.818
AEH (1) (4)	**18**	1.512
Other	**(444)**	(612)
	9.707	7.718

iii) Other Income / (Expense), Net

	2006	2005
Anadolu Restaurant İşl. Ltd. Şti. (5)	**148**	-
Alternatifbank (2) (5)	**137**	45
Other	**354**	467
	639	512

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

iv) Emoluments of Board of Directors

As of December 31, 2006 and 2005, dividends paid to members of board of directors of the Company are YTL 6.379 and YTL 4.038, respectively. There are no other various compensations to board of directors like salaries, bonus, premiums etc. other than dividend payments.

(1) Related party of Yazıcılar Holding A.Ş., a shareholder
(2) Available for sale investment of the Group
(3) A related party of CCİ.
(4) The shareholder of the Group
(5) Related party of AEH, a shareholder

NOTE 10. OTHER RECEIVABLES AND PAYABLES

a) Other Current Receivables

	2006	2005
Value Added Tax (VAT) deductible and VAT to be transferred	**59.555**	18.867
Advances given to suppliers	**16.636**	17.911
Other	**6.215**	3.353
	82.406	40.131

b) Other Non-Current Receivables

	2006	2005
Deferred VAT and other taxes	**5.757**	3.541
Other	**1.101**	2.323
	6.858	5.864

c) Other Current Liabilities

	2006	2005
Taxes other than on income	**138.550**	97.331
Payable for acquired shares (Note 32)	**40.641**	-
Liability for put option (Note 31)	**34.018**	145.140
Deposits and guarantees taken	**19.591**	5.199
Expense accruals	**14.183**	4.805
Liability for call option (Note 31)	**6.469**	-
Other	**5.897**	6.109
	259.349	258.584

NOTE 11. BIOLOGICAL ASSETS

None (2005 – None).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 12. INVENTORY

	2006	2005
Finished and trade goods	**54.929**	43.917
Work-in-process	**36.653**	27.115
Raw materials	**86.381**	67.167
Advertising, promotion and packaging materials	**39.707**	23.931
Supplies	**35.321**	27.227
Bottles and cases	**44.011**	27.936
Goods in transit	**17.685**	2.101
Other	**7.697**	2.279
Reserve for obsolescence (-)	**(17.887)**	(13.466)
	304.497	208.207

Movement of reserve for obsolescence is presented below:

	2006	2005
At 1 January	**13.466**	19.043
Current year provision, net (Note 37)	**2.605**	1.659
Change in joint venture rate (*)	**(17)**	-
Change in scope of consolidation (**)	**-**	(6.152)
Addition through subsidiary acquired	**570**	-
Disposal through joint venture sold	**(443)**	-
Currency translation differences	**1.706**	(1.084)
At 31 December	**17.887**	13.466

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

(**) Change in scope of consolidation represents the effects of the Group's restructuring in 2005 (Note 32).

NOTE 13. RECEIVABLES AND DEFERRED INCOME FROM CONTINUING CONSTRUCTION CONTRACTS

None (2005 – None).

NOTE 14. DEFERRED TAX ASSETS AND LIABILITIES

	2006	2005
Deferred tax assets	**19.291**	1.401
Deferred tax liabilities (-)	**(38.124)**	(39.067)
Deferred tax liabilities, net	**(18.833)**	(37.666)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

The movement of net deferred tax liability is as follows:

Deferred tax *liabilities, net*	**2005**	**Addition through *company* acquired**	**Disposal through company sold**	**Change in joint venture rate (*)**	**Recognized in equity**	**Charged to consolidated income statement**	**Currency translation difference**	**2006**
Property, plant and equipment	(63.510)	5.352	298	270	-	7.856	(3.120)	(52.854)
Inventories	(3.345)	188	-	47	-	612	42	(2.456)
Carry forward losses	9.569	110	-	(46)	-	7.138	97	16.868
Retirement pay liability and other benefits	9.524	-	-	(54)	-	(3.258)	-	6.212
Unused investment incentives	2.137	-	-	(93)	-	2.819	-	4.863
Other	7.959	(415)	151	(11)	(1.373)	854	1.369	8.534
	(37.666)	**5.235**	**449**	**113**	**(1.373)**	**16.021**	**(1.612)**	**(18.833)**

Deferred tax liabilities, net	2004	Addition through company acquired	Disposal through company sold	Change in scope of consolidation (**)	Recognized in equity	Charged to consolidated income statement	Currency translation difference	2005
Property, plant and equipment	(45.909)	-	-	(10.838)	-	(7.784)	1.021	(63.510)
Inventories	71	-	-	(3.693)	-	301	(24)	(3.345)
Carry forward losses	11.388	-	-	4.491	-	(5.539)	(771)	9.569
Retirement pay liability and other benefits	5.684	-	-	2.937	-	902	1	9.524
Unused investment incentives	-	-	-	4.151	-	(1.994)	(20)	2.137
Other	2.296	-	-	3.678	-	2.224	(239)	7.959
	(26.470)	-	-	726	-	(11.890)	(32)	(37.666)

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

(**) Change in scope of consolidation represents the effects of the Group's restructuring in 2005 (Note 32).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other Current Assets

	2006	2005
Prepaid expenses	**22.963**	14.303
Prepaid taxes	**13.589**	20.668
	36.552	34.971

b) Other Non-Current Assets

	2006	2005
Prepaid expenses	**11.122**	10.973
Prepayments for finance lease	**250**	1.963
	11.372	12.936

c) Other Non-Current Liabilities

	2006	2005
Liability for put option (Note 31)	**145.294**	102.783
Deposits and guarantees taken	**77.523**	66.030
Deferred VAT and other taxes	**5.051**	3.541
Other	**1.106**	2.182
	228.974	174.536

NOTE 16. INVESTMENTS

	2006	2005
Investments in associates	**1.274**	1.354
Available for sale securities	**5.919**	41.853
	7.193	43.207

a) Investments in Associates

Entity	Principle Activity	Country	Ownership Interest (%)		Carrying value	
			2006	2005	**2006**	2005
Turkmenistan CC	Production, bottling, distribution and selling of soft drinks under Coca-Cola brands	Turkmenistan	**16,71%**	14,92%	**1.274**	1.354

As of December 31, 2006, the Group's share in Turkmenistan CC's total assets, total liabilities and sales are amounting to YTL 8.618 (2005 – YTL 8.226), YTL 4.785 (2005 – YTL 4.152) and YTL 3.273 (2005 – YTL 1.676), respectively.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 16. INVESTMENTS (continued)

a) Investments in Associates (continued)

Movements of investments in associates during the year are presented below:

	2006	2005
At 1 January	**1.354**	174.277
Dividend paid	-	(26.128)
The Group's share in net income / (loss) from associates (Note 38)	**(119)**	39.044
Acquisition of shares in investment in associates	-	323.226
Goodwill (Note 32)	-	(139.774)
Change in joint venture rate (*)	**(24)**	-
Change in scope of consolidation (**)	-	(369.306)
Currency translation differences	**63**	15
At 31 December	**1.274**	1.354

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

(**) Change in scope of consolidation represents the effects of the Group's restructuring (Note 32).

b) Available for sale securities

	Ownership Interest (%)		2006	2005
Alternatifbank (*)	-	7,46%	-	35.778
ZAO Mutena Maltery (Mutena Maltery)	**16,66%**	16,66%	**5.043**	4.947
Other			**876**	1.128
			5.919	41.853

Available for sale securities carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be reliably measured by alternative valuation methods.

(*) With the signing of the sale agreement, shares of Alternatifbank are reclassified from long term to short term available for sale securities. Refer to Note 5 for details.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 17. POSITIVE / NEGATIVE GOODWILL

Movements of the positive goodwill during the year are as follows:

	2006	2005
At 1 January	**589.316**	242.938
Additions (Note 32)	**265.383**	339.570
Change in joint venture rate (*)	**(4.885)**	-
Change in scope of consolidation (**)	-	9.929
Impairment of goodwill	-	(1.054)
Currency translation differences	**50.953**	(2.067)
At 31 December	**900.767**	589.316

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

(**) Change in scope of consolidation represents the effects of the Group's restructuring in 2005 (Note 32).

As of December 31, 2006 and 2005, business and geographical segment distributions of positive goodwill are presented below:

		2006	
	Beer	**Soft Drink**	**Group**
Domestic	50.099	235.602	285.701
Foreign	595.625	19.441	615.066
Group	**645.724**	**255.043**	**900.767**

		2005	
	Beer	Soft Drink	Group
Domestic	50.099	240.115	290.214
Foreign	280.188	18.914	299.102
Group	330.287	259.029	589.316

NOTE 18. INVESTMENT PROPERTY

None (2005 – None).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 19. PROPERTY, PLANT AND EQUIPMENT

For the year ended December 31, 2006, the movements of property, plant and equipment are as follows:

Cost	2005	Additions	Disposals	Addition through company acquired	Disposal through company sold	Change in joint venture rate (*)	Currency translation differences	Transfers (**)	2006
Land and land improvements	63.337	3.176	(684)	12.650	-	(389)	4.028	6.451	88.569
Buildings	472.780	1.867	(281)	131.917	(19.862)	(2.364)	44.849	42.171	671.077
Machinery and equipment	1.492.858	31.996	(23.003)	117.404	(46.462)	(7.681)	83.983	144.667	1.793.762
Vehicles	58.934	7.114	(8.776)	5.043	(368)	(508)	3.730	2.519	67.688
Furniture and fixtures	527.600	67.108	(22.874)	5.325	(3.404)	(3.694)	4.843	3.763	578.667
Leasehold improvements	6.345	3	(3.991)	-	-	(15)	191	316	2.849
Construction in progress	39.316	227.921	-	2.121	(1.977)	(650)	3.431	(200.122)	70.040
Advances given	2.595	18.379	-	-	-	(238)	(47)	-	20.689
	2.663.765	**357.564**	**(59.609)**	**274.460**	**(72.073)**	**(15.539)**	**145.008**	**(235)**	**3.293.341**

Accumulated depreciation (-)	2005	Additions	Disposals	Addition through company acquired	Disposal through company sold	Change in joint venture rate (*)	Currency translation differences	Impairment	2006
Land and land improvements	22.039	1.538	(226)	-	-	(63)	405	-	23.693
Buildings	187.781	16.626	(124)	-	(4.980)	(490)	7.069	-	205.882
Machinery and equipment	992.259	103.748	(18.535)	-	(21.546)	(5.236)	25.447	1.533	1.077.670
Vehicles	39.734	5.378	(7.519)	-	(239)	(302)	1.420	-	38.472
Furniture and fixtures	378.491	56.509	(22.180)	-	(1.352)	(2.493)	2.288	-	411.263
Leasehold improvements	4.659	631	(3.842)	-	-	(7)	134	-	1.575
	1.624.963	**184.430**	**(52.426)**	-	**(28.117)**	**(8.591)**	**36.763**	**1.533**	**1.758.555**
Net book value	**1.038.802**								**1.534.786**

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).
(**) There are transfers to intangible assets in 2006 totally amounting to YTL 235.

- Related with EBI, its' subsidiaries and joint ventures;
  As of December 31, 2006, there is no pledged property, plant and equipment of the Group as security on borrowings (2005 - YTL 5.791) (Note 6).
- Related with CCİ, its' subsidiaries and joint ventures;
  As of December 31, 2006, certain items of property, plant and equipment with a total net book value of YTL 1.740 were pledged as security (2005 – YTL 3.028).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 19. PROPERTY, PLANT AND EQUIPMENT (continued)

For the year ended December 31, 2005, the movements of property, plant and equipment are as follows:

Cost	2004	Additions	Disposals	Addition through company acquired	Change in scope of consolidation (*)	Currency translation differences	Transfers (**)	2005
Land and land improvements	46.240	170	(174)	2.579	12.779	(647)	2.390	63.337
Buildings	408.225	1.235	(1.586)	3.663	67.929	(10.406)	3.720	472.780
Machinery and equipment	1.072.088	16.696	(14.827)	4.697	327.678	(25.427)	111.953	1.492.858
Vehicles	53.058	4.075	(5.864)	484	4.327	(1.544)	4.398	58.934
Furniture and fixtures	339.897	38.386	(13.467)	2.762	158.667	(1.079)	2.434	527.600
Leasehold improvements	5.820	-	(277)	-	798	(53)	57	6.345
Construction in progress	14.868	165.890	-	-	(19.428)	(1.586)	(120.428)	39.316
Advances given	6.022	2.246	-	-	72	-	(5.745)	2.595
	1.946.218	228.698	(36.195)	14.185	552.822	(40.742)	(1.221)	2.663.765

Accumulated depreciation (-)	2004	Additions	Disposals	Addition through company acquired	Change in scope of consolidation (*)	Currency translation differences	Impairment	2005
Land and land improvements	18.463	917	(90)	-	3.044	(610)	315	22.039
Buildings	179.374	10.463	(609)	-	1.163	(3.347)	737	187.781
Machinery and equipment	684.818	77.579	(12.609)	-	251.290	(10.877)	2.058	992.259
Vehicles	37.129	4.998	(4.938)	-	2.956	(411)	-	39.734
Furniture and fixtures	240.019	39.743	(12.252)	-	112.165	(601)	(583)	378.491
Leasehold improvements	3.814	728	(203)	-	343	(23)	-	4.659
	1.163.617	134.428	(30.701)	-	370.961	(15.869)	2.527	1.624.963
Net book value	782.601							1.038.802

(*) Change in scope of consolidation represents the effects of the Group's restructuring in 2005 (Note 32).
(**) There are transfers to intangible assets in 2005 totally amounting to YTL 1.221.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 20. INTANGIBLE ASSETS

For the year ended December 31, 2006, movements of intangible assets are as follows:

Cost	2005	Additions	Disposals	Addition through company acquired	Disposal through company sold	Change in joint venture rate (*)	Currency translation differences	Transfers (**)	2006
Bottling and distribution agreements	125.696	-	-	-	-	(2.474)	5.924	-	129.146
Brands	-	-	-	110.097	-	-	15.950	-	126.047
Rights	7.640	798	(118)	5.118	-	(96)	2	235	13.579
Other	10.805	2.748	(33)	-	(88)	(87)	761	-	14.106
	144.141	**3.546**	**(151)**	**115.215**	**(88)**	**(2.657)**	**22.637**	**235**	**282.878**

Accumulated amortization (-)	2005	Additions	Disposals	Addition through company acquired	Disposal through company sold	Change in joint venture rate (*)	Currency translation differences	Transfers (**)	2006
Bottling and distribution agreements	-	-	-	-	-	-	-	-	-
Brands	-	-	-	-	-	-	-	-	-
Rights	4.860	1.334	-	-	-	(6)	-	-	6.188
Other	6.260	1.048	(33)	-	(87)	(40)	647	-	7.795
	11.120	**2.382**	**(33)**	**-**	**(87)**	**(46)**	**647**	**-**	**13.983**
Net book value	**133.021**								**268.895**

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).
(**) There are transfers from PP&E in 2006 totally amounting to YTL 235.

KV Group, which has been acquired by EBI in February 2006, prepared its financial statements in accordance with IFRS 3 in line with the fair value accounting and hence intangible assets representing the brands of KV Group totally amounting to YTL 110.097 have been recognized in the consolidated financial statements (Note 32).

Mahmudiye, which has been acquired by CCİ in March 2006, prepared its financial statements in accordance with IFRS 3 in line with the fair value accounting and hence CCİ recognized intangible assets amounting to YTL 5.118 representing the sources of natural water which are disclosed as "rigths". There are 6 such sources of natural water, one of which is spring water source located in the private property of CCİ and not subject to licensing and amortized through economic life of 40 years. Since other 5 sources which are subject to licensing are located in forestry land, these sources are rented from General Directorate of State Hydraulic Works (DSİ) for 10 years and amortized through the remaining months until the end of the license contracts.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 20. INTANGIBLE ASSETS (continued)

For the year ended December 31, 2005, movements of intangible assets are as follows:

Cost	2004	Additions	Disposals	Addition through company acquired	Change in scope of consolidation (*)	Currency translation differences	Transfers (**)	2005
Bottling and distribution agreements	-	-	-	-	125.696	-	-	125.696
Rights	11.668	250	(3)	-	(5.470)	(26)	1.221	7.640
Other	6.014	883	(127)	1.099	3.099	(163)	-	10.805
	17.682	1.133	(130)	1.099	123.325	(189)	1.221	144.141

Accumulated amortization (-)	2004	Additions	Disposals	Addition through company acquired	Change in scope of consolidation (*)	Currency translation differences	Transfers (**)	2005
Bottling and distribution agreements	-	-	-	-	-	-	-	-
Rights	8.383	915	-	-	(4.401)	(37)	-	4.860
Other	2.161	2.300	(64)	-	1.988	(125)	-	6.260
	10.544	3.215	(64)	-	(2.413)	(162)	-	11.120
Net book value	7.138							133.021

(*) Change in scope of consolidation represents the effects of the Group's restructuring in 2005 (Note 32).
(**) There are transfers from PP&E in 2005 totally amounting to YTL 1.221.

(Currency- Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 21. ADVANCES RECEIVED

	2006	2005
Advances received	**1.428**	851

NOTE 22. PENSION PLANS

None (2005 – None).

NOTE 23. PROVISIONS

a) Short-term Provisions

	2006	2005
Provision for corporate tax	**8.743**	11.405
Other	**1.988**	1.545
	10.731	12.950

b) Long-term Provisions

	2006	2005
Provision for retirement pay liability	**20.385**	24.618
Provision for vacation pay liability	**9.784**	6.678
Long-term incentive plans liability	**1.311**	1.074
	31.480	32.370

Provision for Retirement Pay Liability

In accordance with existing social legislation, the Group's companies incorporated in Turkey are required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of YTL 1,8574 and YTL 1,7272 at December 31, 2006 and December 31, 2005 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the consolidated financial statements as of December 31, 2006 and December 31, 2005, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

The principal actuarial assumptions used at the balance sheet dates are as follows:

	2006	2005
Discount rate	**11,0%**	12,0%
Expected salary / limit increase rate	**5,0%**	6,2%

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 23. PROVISIONS (continued)

Provision for Retirement Pay Liability (continued)

The movements of retirement pay liability represented in the consolidated financial statements are as follows:

	2006	2005
At 1 January	**24.618**	15.901
Payments	**(2.096)**	(1.265)
Interest cost	**2.954**	1.988
Net provision for the year	**1.276**	1.717
Change in joint venture rate (*)	**(139)**	-
Actuarial gain (Note 38)	**(6.228)**	-
Change in scope of consolidation (**)	-	6.277
At 31 December	**20.385**	24.618

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

(**) Change in scope of consolidation represents the effects of the Group's restructuring in 2005 (Note 32).

NOTE 24. MINORITY INTEREST

As of December 31, 2006 and 2005, movements of minority interest are presented below:

	2006	2005
At 1 January	**214.227**	291.528
Minority interest	**12.059**	16.829
Minority buy-out	**(32.329)**	(62.204)
Capital increase by minority shareholders	**129.780**	380
Dividend paid	**(864)**	(1.209)
Addition through company acquired	**3.833**	4.307
Disposal through company sold	**(3.486)**	(1.459)
Change in joint venture rate (*)	**(167)**	-
CCİ and Efes Sınai merger effect (Note 32)	**(23.423)**	-
Currency translation differences	**41.498**	(8.572)
Change in scope of consolidation (**)	-	(25.373)
At 31 December	**341.128**	214.227

(*) Change in joint venture rate represents the effects of the change in Group's joint venture rate in CCİ as a result of the CCİ and Efes Sınai legal merger (Note 32).

(**) Change in scope of consolidation represents the effects of the Group's restructuring in 2005 (Note 32).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 25. ISSUED CAPITAL

	2006	2005
Common share 0,001 full YTL nominal value (Historical)		
Authorized capital ceiling	**200.000**	200.000
Issued capital	**112.877**	112.877

As of December 31, 2006 and 2005, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	2006		2005	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**34.887**	**30,91**	33.601	29,77
Özilhan Sınai Yatırım A.Ş.	**19.720**	**17,47**	19.533	17,30
Anadolu Endüstri Holding A.Ş.	**8.853**	**7,84**	8.853	7,84
Publicly traded and other	**49.417**	**43,78**	50.890	45,09
Issued capital on historical basis	**112.877**	**100,00**	112.877	100,00
Restatement effect	**277.158**		277.158	
	390.035		390.035	

As of December 31, 2006 and 2005, there is not a privileged share representing the capital. According to the articles of association, foundation shares that do not represent the share capital receives 2% of the profit that remains after 10% of the paid in capital is deducted from the distributable profit.

NOTE 26. CAPITAL RESERVES

As of December 31, 2006, restated values of capital reserves, which are included in equity and their restatement differences, are as follows:

	Historical Amount	**Equity Restatement Differences**	**Restated Amount**
Issued Capital	**112.877**	**277.158**	**390.035**

NOTE 27. PROFIT RESERVES

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the statutory net income (inflation-restated income in accordance with CMB) at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's issued capital (inflation-restated issued capital in accordance with the communiqués and announcements of CMB). The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's issued capital (inflation-restated capital in accordance with CMB). The legal reserves are not available for distribution unless they exceed 50% of the issued capital, other than that legal reserves can not be used.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 27. PROFIT RESERVES (continued)

As of December 31, 2006, restated values of legal reserves and extraordinary reserves, which are included in equity and their restatement differences, are as follows:

	Historical amount	Equity restatement differences	Restated amount
Legal reserves	**50.190**	**106.215**	**156.405**
Extraordinary reserves	**80.241**	**30.301**	**110.542**
	130.431	**136.516**	**266.947**

Quoted companies are subject to dividend requirements regulated by the CMB as follows:

In accordance with the Communiqué No. XI-25 Section 15 paragraph 399, "accumulated deficit" amounts arising from the first application of inflation adjustment, in line with the CMB's profit distribution regulations, are considered to be deductive when computing the distributable profit. The amounts presented as "accumulated deficit" shall be netted off first from net income and retained earnings, if possible and then the remaining amount of deficit shall be netted off from extraordinary reserves, legal reserves and inflation adjustment to shareholders' equity.

The net income, computed in accordance with Communiqué No. XI-25 must be distributed in the ratio of a minimum of 20% (2005 - 30%) of total distributable profit. This distribution may be made either as cash or as pro-rata shares as long as it is not less than 20% (2005 - 30%) of distributable profit or as a combination of both in accordance with the decisions taken in the general assemblies.

The profits of subsidiaries, joint ventures and associates, that are included in the consolidated financial statements of the parent, are not considered in the calculation of the distributable profits, if the decision on profit distribution has not been taken in the general assemblies of the related subsidiaries, joint ventures and associates.

In accordance with Communiqués No. XI-21 and No. XI-25, if a profit distribution decision is taken in the general assemblies of the related subsidiaries, joint ventures and associates, which are consolidated under parent financials, the parent can distribute its share of the profits in these companies up to the profit level included in the consolidated financial statements with reference to the profit distribution decision taken in the general assemblies of the related subsidiaries, joint ventures and associates.

In addition, based on the CMB Decree 7/242, dated 25 February 2005, if the amount of the profit distribution calculated in accordance with the net distributable profit requirements of the CMB does not exceed the statutory net distributable profit, the entire amount of the net distributable profit should be distributed. It is stated that dividend distributions should not be made if there is a loss in either the financial statements prepared in accordance with CMB regulations or in the statutory financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 27. PROFIT RESERVES (continued)

CCSD, a subsidiary of CCİ which is proportionately consolidated in the consolidated financial statements, acquired 5,02% of CCİ shares in 2005. The Group's 51,22% portion related with the acquisition, was presented as "reserve for shares of associates" in "special reserves" under equity. CCSD sold all of its CCİ shares in May 2006 during the initial public offering of CCİ. The reserve for shares of associates is written off in consideration of the Group's portion related with the sale amounting to YTL 45.170 and the net gain of the Group amounting to YTL 12.444, after tax deduction, has been transferred in "accumulated profit" as "gain on sale of shares of joint venture" in the consolidated balance sheet as of December 31, 2006.

The details of special reserves as of December 31, 2006 and 2005 are as follows:

	2006	2005
Securities value increase fund	**26.404**	22.690
Reserve for shares of associates	-	(29.615)
	26.404	(6.925)

NOTE 28. ACCUMULATED PROFITS

Accumulated profits are separately classified in the consolidated financial statements.

NOTE 29. FOREIGN CURRENCY POSITION

Net foreign currency exposure for the consolidated group companies operating in Turkey and using YTL as functional currency as of December 31, 2006 and 2005 are presented below:

	2006	2005
Cash and cash equivalents	**55.699**	22.583
Trade receivables	**5.960**	3.058
Due from related parties	**2.314**	5.077
Other receivables	**6.262**	243
Foreign currency assets	**70.235**	30.961
Short-term borrowings	**(27.444)**	(214.032)
Current portion of long-term borrowings	**(139.049)**	(5.692)
Trade payables	**(3.399)**	(697)
Due to related parties	**(17.857)**	(17.783)
Other liabilities	**(132)**	(1.082)
Long-term borrowings	**(299.459)**	-
Foreign currency liabilities	**(487.340)**	(239.286)
Net foreign currency liability	**(417.105)**	(208.325)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 30. GOVERMENT INCENTIVES AND GRANTS

The Group has investment incentives related to its capital expenditures. 40% of capital expenditures can be used as an allowance in the determination of the tax base.

As of December 31, 2006, Group companies, which preferred to make use of investment allowance, can not utilize this investment incentive because of the non existence of a sufficient positive tax base in the year end. As of December 31, 2006, the accumulated investment incentive to be utilized is YTL 16.209 (2005 – YTL 7.122). A deferred tax asset due to the investment incentive for the following years, amounting to YTL 4.863 (2005 – YTL 2.137) has been reflected to the consolidated financial statements.

NOTE 31. COMMITMENTS AND CONTINGENCIES

Related with Anadolu Efes, Ef-Pa and Tarbes

As of December 31, 2006 and 2005, the commitments that are not included in the liabilities, consist of letter of guarantees given to banks, suppliers and customs offices are YTL 6.620 and YTL 6.981, respectively.

Related with EBI and its' subsidiaries

a) Put options

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary (2008 and 2011) of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent valuation.

Following revised IAS 32 "Financial Instruments", participation interests related with above mentioned put option has been regarded as liability in the consolidated financial statements, to be stated at fair value. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 145.294 was presented in "other non-current liabilities" as 'liability for put option" in the consolidated balance sheet.

A put option has been granted to the OAO Krasny Vostok Agro by EBI that may be exercisable between 2007 and 2009. By such option, OAO Krasny Vostok Agro will have right to sell its 6,7% of KV Group shares to EBI at an option price either at in full USD 0,395 multiplied by number of shares plus interest accrued from the date of the option until the date of completion at a rate of LIBOR plus 4,9% or the earnings before interest, taxes, depreciation and amortization (EBITDA) of KV Group multiplied by a multiple of nine minus net indebtedness. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 34.018 was presented in "other current liabilities" as "liability for put option".

b) Call options

A call option has been granted to EBI by EL&EL Ltd. without a time limitation. By such option, EBI has the option to request EL&EL Ltd. to sell all or any part of its 0,39% of Efes Moscow shares to EBI at a price equal to YTL 6.890. The liability for the call option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 6.469 was presented in "other current liabilities" as "liability for call option".

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES (continued)

c) Tax and legal matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

Related with CCİ, its' subsidiaries and joint ventures

Letter of guarantees

As of December 31, 2006, CCİ's letter of guarantees given to various enterprises are amounting to YTL 2.161 (2005 – YTL 2.301).

NOTE 32. BUSINESS COMBINATIONS

Transactions related with 2006

a) Acquisitions

In February 2006, EBI has acquired 92,34% shares of KV Group, which operates in Russia, for a cash consideration of YTL 480.822. The goodwill arising from this acquisition amounting to YTL 112.092 and the brands which have been accounted according to their fair values amounting to YTL 110.097, are recognized in the consolidated financial statements (Note 20).

In addition to the KV Group purchase stated above, EBI has acquired an additional 0,51% portion in June 2006 with a purchase consideration of YTL 2.608 and the goodwill arising during the purchase amounting to YTL 15 is recognized in the consolidated financial statements.

A put option was granted to Amsterdam Brewery Investments B.V. by EBI that may be exercisable between the 2nd and the 4th anniversary (2005 and 2007) of the date of Efes Moscow's first subscription in the share capital of Amstar. By such option, Amsterdam Brewery Investments B.V. had right to sell its Efes Moscow shares to EBI at an option price to be determined by an independent valuation. Such put option was exercised by Amsterdam Brewery Investments B.V. in February 2006 to a cash consideration of YTL 142.811.

With the realization of above mentioned put option, liability in the consolidated financial statements as at December 31, 2005 amounting YTL 145.140 (Note 10) is terminated and resulting goodwill is recognized in the consolidated financial statements amounting YTL 970 (Note 20).

In October 2006, EBI has acquired 7,50% shares of Efes Moscow from EL&EL Ltd., for a cash consideration of YTL 132.493. The goodwill arising from this acquisition amounting to YTL 101.897 is recognized in the consolidated financial statements (Note 20).

In March 2006, CCİ has acquired 99,99% shares of Mahmudiye which operates in natural spring water business. The difference amounting to YTL 394 between the Group's share in acquisition cost and the net asset of Mahmudiye, which is calculated for by using the financial statements prepared in accordance with fair value accounting, recognized as negative goodwill in the consolidated income statement in "other income" (Note 38).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

a) Acquisitions (continued)

The fair value of net assets of the companies acquired during 2006 and the information related with the minority portions acquired are as follows:

	KV Group	Mahmudiye	KV Group minority shares	Efes Moscow minority share	Total
Cash and cash equivalents	65.739	-	-	-	65.739
Trade receivables	3.501	31	-	-	3.532
Due from related parties	1.696	-	-	-	1.696
Inventories	36.246	-	-	-	36.246
Other current assets	21.316	122	-	-	21.438
Property, plant and equipment	271.419	3.041	-	-	274.460
Intangible assets	110.097	5.118	-	-	115.215
Deferred tax assets	6.568	-	-	-	6.568
Other non-current assets	13	-	-	-	13
Financial liabilities	(81.666)	(302)	-	-	(81.968)
Trade payables	(6.181)	(51)	-	-	(6.232)
Due to related parties	(2.366)	-	-	-	(2.366)
Deferred tax liabilities	-	(1.333)	-	-	(1.333)
Other liabilities	(27.064)	(627)	-	-	(27.691)
Fair value of net assets acquired	**399.318**	**5.999**	**-**	**-**	**405.317**
Group's share	92,34%	99,99%	0,51%	19,87%	
Group's share in net assets	**368.730**	**5.997**	**2.593**	**172.437**	**549.757**
Total cash consideration	**480.822**	**5.603**	**2.608**	**275.304**	**764.337**
Group's share in net assets	**(368.730)**	**(5.997)**	**(2.593)**	**(172.437)**	**(549.757)**
Goodwill arising from acquisitions	**112.092**		**15**	**102.867**	**214.974**
Negative goodwill arising from acquisition		**(394)**			**(394)**
Goodwill arising from capital increase (i)					**2.505**
Goodwill arising from put-option (ii)					**4.982**
Goodwill arising from restatement of put-option (iii)					**37.624**
Goodwill arising from call-option (iv)					**5.298**
Total cash consideration	**480.822**	**5.603**	**2.608**	**275.304**	**764.337**
Net cash acquired with the subsidiary (-)	**(65.739)**	**-**	**-**	**-**	**(65.739)**
Payable for acquired shares (-) (Note 10)	**-**	**-**	**-**	**(40.641)**	**(40.641)**
Net cash outflow on acquisition	**415.083**	**5.603**	**2.608**	**234.663**	**657.957**

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

a) Acquisitions (continued)

i) EBI has attended the capital increase in its subsidiary, Efes Weifert, where it recognized goodwill amounting to YTL 2.505 in the consolidated financial statements, due to the fact that some of the minority shareholders did not use their pre-emptive rights.

ii) As a result of the recognition of put option that has been granted to the OAO Krasny Vostok Agro that may be exercisable between 2007 and 2009 (Note 31) in the consolidated financial statements, a goodwill araised amounting to YTL 4.982.

iii) The goodwill arising from the reassessment of the put option that was granted to the EBRD by EBI that may be exercisable between 2008 and 2011 to sell its Efes Moscow shares to EBI (Note 31) amounting to YTL 37.624 is recognized in the consolidated financial statements.

iv) As a result of the recognition of call option that has been granted to EBI by EL&EL Ltd. without a time limitation (Note 31) in the consolidated financial statements, a goodwill has arised amounting to YTL 5.298.

b) Legal mergers

At the Extraordinary General Assembly Meetings of CCİ and its subsidiary Efes Sınai dated December 18, 2006, it is concluded that CCİ will take over Efes Sınai in whole with all existing assets and liabilities of Efes Sınai based on the audited consolidated financial statements of CCİ and Efes Sınai as of June 30, 2006 and the merger of these two companies eventuate in accordance with Turkish Commercial Code article 451, Corporate Tax Law numbered 5520 article 17, 18, 19, 20 and the Communiqué of CMB related with "Principles of Business Combinations". The merger transaction is completed on December 25, 2006.

With in the framework of the merger of CCİ and Efes Sınai, the share capital of CCİ is increased by YTL 4.782 and all 478.101.200 unit Type 4 Group C shares of CCİ, with a nominal value of Ykr 1 each, that represent the increased issued capital, are distributed as free shares to the minority shareholders of Efes Sınai on December 27, 2006 at the merger date. As a result of the mentioned merger transaction, Efes Sınai no longer exists and effective from the beginning date of the share swap, its shares are not traded on ISE anymore.

As a result of the merger between CCİ and Efes Sınai, the minority interest amounting to YTL 40.949 that is acquired from the minority shareholders of Efes Sınai at December 25, 2006 is transferred to special reserves under shareholders' equity.

After the related capital increase, effective control rate of the Group over CCİ decreased from 51,22% to 50,26%. After the legal merger of CCİ, joint venture, and Efes Sınai and the change in the effective control rate, the Group's gain from the effect of merger amounting to YTL 15.252 is netted off with the loss arising from the disposal of goodwill amounting to YTL 4.513 that was recognized in the prior periods related with the purchase of CCİ shares, and as a result YTL 10.739 is recognized as "other income" in the consolidated income statement (Note 38).

c) Disposal of joint venture

The Group has sold its all shares representing 50% of Interbrew Efes, to its joint venturer, InBev S.A., in Interbrew Efes for a cash consideration of YTL 39.704 in August 2006 and recognized a gain amounting to YTL 2.671 which has been classified as "other income" in the consolidated income statement (Note 38). Interbrew Efes contributed positively to the consolidated income statement as sales and net income amounting to YTL 19.953 and YTL 2.134, respectively, until the date of sale of shares.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

Transactions related with 2005

a) Restructuring of soft drink operations

Anadolu Efes restructured its soft drinks operations in 2005. In respect of the restructuring dated November 14, 2005;

i) Ef-Pa, a 100% subsidiary of Anadolu Efes, became the sole participant in the capital increase of CCİ where pre-emptive rights (to capital contribution) of other CCİ shareholders were restricted. After taking into account those shares that were purchased by Ef-Pa, Anadolu Efes' share ownership in CCİ increased from 45,60% to 51,22%,

ii) Anadolu Efes sold all of its 51,87% share ownership in its subsidiary, Efes Sınai, to CCİ in exchange for a cash consideration of YTL 196.045.

As a part of these transaction, the articles of association of CCİ were revised, whereby Anadolu Efes received the right to appoint the majority of the members of the board of directors of CCİ. Nevertheless, according to a clause in the revised articles of association, which states that some important decisions shall be taken by the affirmative votes of both Anadolu Efes, as the majority owner, and The Coca-Cola Export Company, as the trademark owner and shareholder, CCİ is considered as a joint venture in the Group's consolidated financial statements. Furthermore, due to the above fact, Anadolu Efes' ownership stake in CCİ is accounted for by using proportionate consolidation method.

As a result of the sales transaction stated in clause (i) above, Anadolu Efes has increased its shareholding percentage in CCİ from 33,33% to 51,22% by purchasing directly or indirectly CCİ shares. The purchase of 12,27% of CCİ shares occurred in the first half of 2005, while the purchase of 5,62% of CCİ shares took place in the second half of 2005 and Group's shareholding in CCİ increased to 51,22% as of December 31, 2005. As a result of these transactions, there has been a net cash outflow from the Group amounting to YTL 98.942 and goodwill resulting from these transactions, amounting to YTL 139.774, has been reflected in the consolidated financial statements.

Of the total gain on the sales transaction - explained in clause (ii) above - amounting to YTL 133.608, YTL 68.431, which represents the Group's 51,22% ownership share in CCİ, was recognized in accumulated profits under shareholders' equity. The remaining balance of YTL 65.177 was recognized in "other income" in the consolidated income statement (Note 38).

As per the regulations of the CMB, CCİ executed the mandatory call for the publicly traded shares that are held by the shareholders other than Anadolu Efes, following CCİ's purchase of 51,87% Efes Sınai shares owned by Anadolu Efes. Through the mandatory call process, an additional 35,76 % shares were purchased by CCİ for a cash consideration amounting to YTL 135.185 and CCİ increased its shareholding percentage on Efes Sınai to 87,63%. The goodwill amounting to YTL 7.971 arising from this transaction has been recorded in the consolidated financial statements.

The acquisition of Efes Sınai by CCİ in 2005 was accounted for by using the purchase method of accounting. In these financial statements, the bottling and distribution agreements signed between the subsidiaries of Efes Sınai and The Coca-Cola Company (TCCC), were recorded as intangible assets at their fair values. In the consolidated financial statements, the Group's portion of such intangible assets amounting to YTL 125.696 are not subject to amortization, due to the fact that the useful lives of the intangible assets are indefinite, but will be tested for impairment.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

b) Acquisitions

EBI has attended the capital increase in its subsidiaries Efes Weifert and Efes Zajecar, where it recognized goodwill amounting to YTL 4.307 in the consolidated financial statements, due to the fact that some of the minority shareholders did not use their pre-emptive rights.

In September 2005, EBI acquired 41,09 % of shares in Efes Ukraine for a cash consideration of YTL 2.250 and increased its shareholding percentage in Efes Ukraine to 100%. The excess of the fair value of the net assets acquired over the purchase price amounting to YTL 1.427 has been recorded as negative goodwill in the consolidated income statement (Note 38).

Anadolu Efes purchased 5% of the shares of Cypex for a cash consideration of YTL 49 in 2005 and increased its shareholding percentage in Cypex to 99,99%.

A "Share Purchase Agreement" has been signed on November 18, 2005, between Efes Holland and Atlantic Industries, an indirect subsidiary of TCCC, with respect to the acquisition of 90% of the shares in The Coca-Cola Bottling Company of Jordan (CCBCJ) by Efes Holland, for an amount of USD 6.360.000. CCBCJ, which was 100% owned by Atlantic Industries prior to this transaction, exclusively conducts the Coca-Cola operations in Jordan. On December 29, 2005, the purchase agreement was exercised and in accordance with IFRS 3, the excess of the fair value of the net assets acquired over the purchase price amounting to YTL 4.921 has been recorded as negative goodwill in the consolidated income statement in other income (Note 38).

As of December 31, 2005, the Group's share in the fair value of identifiable net assets is as follows:

	Fair value
Cash and cash equivalents	232
Current assets	10.613
Property, plant and equipment	14.185
Intangible assets	1.099
Current liabilities	(15.806)
Fair value of identifiable net assets	10.323
Shareholding percentage acquired	%90
Fair value of identifiable net assets acquired by the Group	9.292
Total cash consideration	4.371
Fair value of identifiable net assets acquired by the Group	(9.292)
Negative goodwill	(4.921)
Total cash consideration	4.371
Net cash acquired with the subsidiary	(232)
Net cash outflow	4.139

The Group established a company called The Coca-Cola Bottling Company of Iraq FZCO in Jebel Ali Free Trade Zone (Dubai) in the form of 50% - 50% joint venture with H.M.B.S., which is located in Iraq, in June 2005. JV Dubai's issued capital was approximately USD 165.000 at the time of its founding. In addition, a distribution agreement, signed between TCCC and JV Dubai, gave the sales and distribution rights of Coca-Cola trademarked products in Iraq to JV Dubai, effective from July 1, 2005. Furthermore, an option agreement was signed between the parties above granting JV Dubai the right to be the exclusive bottling company in Iraq. Such option agreement is valid for 2 years. The issued capital of JV Dubai was increased by USD 4 million on December 20, 2005.

In January 2005, Group acquired 100% of the shares of ATK Dış Ticaret Ltd. Şti,, whose trade-name was amended as Anadolu Efes Dış Ticaret A.Ş. on September 1, 2005.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 33. SEGMENT INFORMATION

As a result of the Group's restructuring and changes in the consolidation scope at the end of 2005, primary segment information is restated from geographical segment to business segment. Comparative information is revised in order to be consistent.

a) Business Segment

Information per business segments as of December 31, 2006 and 2005 are as follows:

	2006			
	Beer	**Soft Drinks**	**Unallocated**	**Group**
Revenues	1.758.527	844.742	-	2.603.269
Inter-segment revenues	(8.641)	(583)	-	(9.224)
Total sales (net)	**1.749.886**	**844.159**	**-**	**2.594.045**
Gross operating profit	**983.177**	**266.362**	**66**	**1.249.605**
Assets	3.931.281	719.028	(690.436)	3.959.873
Investments in associates	-	1.274	-	1.274
Total assets	**3.931.281**	**720.302**	**(690.436)**	**3.961.147**
Total liabilities	**1.556.291**	**276.432**	**113.688**	**1.946.411**
Capital expenditures (Note 19, 20)	**256.445**	**104.665**	**-**	**361.110**
Non-cash expenses				
Depreciation and amortization (Note 19, 20)	143.688	43.124	-	186.812
Provision for retirement pay liability (Note 23)	2.660	1.570	-	4.230
Provision for vacation pay liability	2.306	388	-	2.694
Other	2.023	1.936	850	4.809
	150.677	**47.018**	**850**	**198.545**

	2005			
	Beer	Soft Drinks	Unallocated	Group
Revenues	1.426.603	210.300	-	1.636.903
Inter-segment revenues	(12.783)	(4.700)	-	(17.483)
Total sales (net)	1.413.820	205.600	-	1.619.420
Gross operating profit	783.981	76.966	(124)	860.823
Assets	2.791.755	612.520	(644.595)	2.759.680
Investments in associates	-	1.354	-	1.354
Total assets	2.791.755	613.874	(644.595)	2.761.034
Total liabilities	790.357	236.077	135.439	1.161.873
Capital expenditures (Note 19, 20)	220.789	9.042	-	229.831
Non-cash expenses				
Depreciation and amortization (Note 19, 20)	132.738	4.905	-	137.643
Provision for retirement pay liability (Note 23)	3.581	124	-	3.705
Provision for vacation pay liability	1.394	1	-	1.395
Other	2.137	806	1.341	4.284
	139.850	5.836	1.341	147.027

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 33. SEGMENT INFORMATION (continued)

b) Geographical Segment

Information per geographical segments as of December 31, 2006 and 2005 are as follows:

			2006	
	Domestic	**Foreign**	**Unallocated**	**Group**
Revenues	1.529.999	1.073.100	-	2.603.099
Inter-segment revenues	(9.054)	-	-	(9.054)
Total sales (net)	**1.520.945**	**1.073.100**	**-**	**2.594.045**
Assets	2.819.950	2.138.797	(998.874)	3.959.873
Investments in associates	-	1.274	-	1.274
Total assets	**2.819.950**	**2.140.071**	**(998.874)**	**3.961.147**
Total liabilities	**821.349**	**1.013.177**	**111.885**	**1.946.411**
Capital expenditures (Note 19, 20)	**153.107**	**208.003**	**-**	**361.110**

			2005	
	Domestic	Foreign	Unallocated	Group
Revenues	831.360	795.926	-	1.627.286
Inter-segment revenues	(7.866)	-	-	(7.866)
Total sales (net)	823.494	795.926	-	1.619.420
Assets	2.357.479	1.050.181	(647.980)	2.759.680
Investments in associates	-	1.354	-	1.354
Total assets	2.357.479	1.051.535	(647.980)	2.761.034
Total liabilities	571.110	457.262	133.501	1.161.873
Capital expenditures (Note 19, 20)	71.244	158.587	-	229.831

NOTE 34. SUBSEQUENT EVENTS

In the Board of Directors meeting of Anadolu Efes held on March 8, 2007, it was decided to authorize the company management to conduct any related work in regard to the increase the registered share capital of Anadolu Efes from YTL 200.000 to YTL 900.000.

Efes Vitanta reached an agreement with TCCC to sell Efes Vitanta's soft drink brand called "Viva" as well as "Real" brand of bottled water.

With the decision taken on December 29, 2006 in the CCİ's Board of Directors meeting, CCİ's 50% shares owned joint-venture The Coca-Cola Bottling Company of Iraq FZCO has started to conduct related work to establish a new company in Iraq whose %60 shares will be owned. The new subsidiary "CC Beverage Limited" has been established in 2007 and will produce, sale and distribute Coca-Cola branded products in North Iraq.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 34. SUBSEQUENT EVENTS (continued)

CCİ approved the utilization of USD 200 million syndicated loan from a consortium of six banks with the board of directors decision taken on February 20, 2007. The facility will be used for mainly financing production capacity increase in order to meet increasing consumer demand. The capital payment of the loan with Libor + 0,91% interest rate and three year maturity will realize at the end of maturity period.

In accordance with the board of directors meeting of CCİ held on March 5, 2007, it is approved that Efes Invest Holland B.V., 100% subsidiary of CCİ, will establish a company in Tajikistan with the trade name of "CC Trade Limited Liability Company" and will have a 90% share.

According to board of directors meeting of CCİ held on March 12, 2007, it is approved to purchase 50% share in "Syrian Soft Drinks Sales and Distribution L.L.C." a company located in Syria and dealing with trade, export and import of soft drinks , through it's subsidiary Efes Holland from AEH for a cash consideration of YTL 411.

NOTE 35. DISCONTINUED OPERATIONS

None (2005 - None).

NOTE 36. OPERATING INCOME

Revenues	**2006**	2005
Domestic revenues	**1.520.945**	823.494
Foreign revenues	**1.073.100**	795.926
Total sales (net)	**2.594.045**	1.619.420
Cost of sales (-)		
Change in inventory, net	**1.024.885**	548.652
Depreciation and amortization expense on PP&E and intangible assets	**102.795**	71.258
Personnel expenses	**82.317**	53.048
Utility expenses	**61.931**	42.506
Provision for retirement pay liability	**1.632**	1.549
Other expenses	**70.880**	41.584
Total cost of sales	**1.344.440**	758.597
Gross operating profit	**1.249.605**	860.823

As of December 31, 2006 and 2005, the amount of excise tax accrued over beer sales by the Group in Turkey are YTL 793.434 and YTL 774.882, respectively.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 37. OPERATING EXPENSES

	2006	2005
Marketing, selling and distribution expenses	**626.787**	397.824
General and administration expenses	**227.432**	160.022
	854.219	557.846

a) Marketing, selling and distribution expenses

	2006	2005
Advertising, selling and marketing expenses	**272.282**	186.488
Personnel expenses	**114.399**	66.036
Transportation and distribution expenses	**104.199**	58.300
Depreciation and amortization expense on PP&E and intangible assets	**71.380**	54.221
Utilities and communication expenses	**16.232**	4.817
Rent expenses	**5.909**	1.690
Repair and maintenance expenses	**5.642**	1.661
Obsolete inventory provision expenses, net	**2.605**	1.659
Provision for retirement pay liability	**814**	417
Other expenses	**33.325**	22.535
	626.787	397.824

b) General and administration expenses

	2006	2005
Personnel expenses	**99.169**	67.521
Services rendered from outside and consulting expenses	**42.705**	31.382
Taxation (other than on income) expenses	**14.831**	8.364
Depreciation and amortization expense on PP&E and intangible assets	**12.637**	12.164
Administration and communication expenses	**7.820**	5.680
Repair and maintenance expenses	**4.350**	4.094
Insurance expenses	**3.951**	2.730
Meeting and travel expenses	**2.473**	1.675
Provision for vacation pay liability	**2.434**	1.395
Provision for retirement pay liability	**1.784**	1.739
Other expenses	**35.278**	23.278
	227.432	160.022

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 38. OTHER INCOME / EXPENSE

a) Other income

	2006	2005
Foreign exchange gain	**29.945**	1.447
Interest income	**29.900**	16.075
CCİ and Efes Sınai merger effect gain	**10.739**	-
Scrapped and other goods sales income	**8.081**	3.931
Sales income of PP&E	**6.548**	4.846
Actuarial gain	**6.228**	-
Income from sale of joint venture	**2.671**	-
Recognition of negative goodwill	**394**	6.348
(Loss) / income from associates, net	**(119)**	39.044
Income from sales of subsidiary	-	65.177
Other income	**8.858**	11.030
	103.245	147.898

b) Other expense

	2006	2005
Foreign exchange loss	**(29.878)**	(17.327)
Donations	**(14.270)**	(10.935)
Sales loss of PP&E	**(3.161)**	(4.684)
Impairment loss on PP&E	**(1.533)**	(2.527)
Goodwill impairment loss	-	(1.054)
Other provision expenses	**(717)**	(1.074)
Other expenses	**(9.719)**	(11.384)
	(59.278)	(48.985)

NOTE 39. FINANCIAL EXPENSES

	2006	2005
Interest expenses	**(79.132)**	(16.224)
Foreign exchange gain / (loss), net	**(13.386)**	9.429
Loss from derivative financial instruments	**(1.575)**	-
Other expenses	**(3.940)**	(2.796)
	(98.033)	(9.591)

NOTE 40. MONETARY GAIN / LOSS

According to the CMB announcement, the application of inflation accounting was ceased starting from January 1, 2005 in Turkey. Therefore there is no monetary gain or loss recognized in the consolidated income statement for the year ended December 31, 2006 and 2005.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 41. INCOME TAXES

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

Effective from January 1, 2006, the corporation tax rate for the fiscal year is reduced to 20% in Turkey (2005 - 30%). Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the related month. The tax legislation provides for a provisional tax of 20% (2005 – 30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the fiscal year.

In 2003 and prior years, corporation tax is computed on the statutory income tax base determined in accordance with the Tax Procedure Law without any adjustment for inflation accounting. For the year 2004, taxable income is derived from the financial statements which are adjusted for inflation accounting. Prior period earnings arose from the first application of inflation accounting on December 31, 2003 balance sheet had not been subject to corporation tax, and similarly, accumulated deficits arose from such application had not been deductible for tax purposes. On the other hand, accumulated tax loss carry-forwards related with 2003 and prior periods is being utilized at their historical (nominal) values in 2004 and thereafter.

According to the Turkish Tax Law Communiqué No:18 and 21, the possible conditions prescribed in the Tax Procedure Law, Article no: 298-recurrent are not constituted for the year ended as of December 31, 2006, therefore inflation accounting principles are not considered in tax calculation for the Group companies operating in Turkey.

According to the Turkish Tax Law, corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer "Investment Incentives" for capital investments. Investment allowances provided a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 10 and directly related with the production of goods and services. According to the transitional provisions on the protection of acquired rights, expenditures on incomplete investments after December 31, 2005 and investment allowances which have been qualified in prior years but not used because of loss can be used as investment allowance until December 31, 2008. Unused investment allowances when vested between these years, can not be used once again. However, corporate tax rate will be 30% instead of 20% in the years in which investment allowance can be exercised.

CCİ, the Group's company operating in Turkey, plans to utilize its unused investment incentive in the following years.

In Turkey, the tax legislation does not permit to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The main components of tax expenses as of December 31, 2006 and 2005 are as follows:

	2006	2005
Current tax expense	**(76.262)**	(72.990)
Deferred tax income / (expense), net	**16.021**	(11.890)
	(60.241)	(84.880)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 41. INCOME TAXES (continued)

As of December 31, 2006 and 2005, the reconciliation of theoretical income tax calculated with the tax rates used in the countries that Anadolu Efes operates in and total income tax is as follows:

	2006	2005
Consolidated profit before taxation	**329.261**	375.470
Enacted tax rate	**20%**	30%
Tax calculated at the parent company tax rate	**(65.852)**	(112.641)
Non-deductible expenses	**(5.016)**	(4.231)
Income excluded from tax bases	**6.273**	25.531
Investment tax credit	**11.328**	8.255
The effect of changes in tax rates on deferred tax	**4.028**	-
Utilization of previously unused tax losses	**3.041**	5.764
Tax effect of loss making companies	**(4.838)**	(6.194)
Permanent differences between reported and statutory results	**(10.274)**	(9.612)
Impact of different tax rates in other countries	**1.069**	8.248
	(60.241)	(84.880)

NOTE 42. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit / (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Following table illustrates the net profit and share figures used in earnings per share calculation:

	2006	2005
Net income	**269.020**	290.590
Weighted average number of shares	**112.876.818.269**	112.876.818.269
Net profit per share (full YTL)	**0,00238**	0,00257

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these financial statements.

Dividends

The Group distributed dividend in 2006, related with the year ended as of December 31, 2005, for a gross amount of full YTL 0,00085 per share, amounting to a total of YTL 104.927 including the payments to founders and members of board of directors (2005 – gross amount full YTL 0,00085 per share, total amount YTL 101.632 including the payments to founders and member of board of directors).

NOTE 43. CASH FLOW STATEMENT

Cash flow statement is separately represented in the complete set of consolidated financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 44. OTHER ISSUES

a) Joint Ventures

Summarized financial information about proportionally consolidated amounts included in the consolidated financial statements before consolidation adjustments and reclassifications are as follows:

	2006	2005
Current assets	**203.780**	176.550
Non-current assets	**529.051**	496.236
Total assets	**732.831**	672.786
Short-term liabilities	**195.040**	237.750
Long-term liabilities	**102.534**	24.030
Minority interest	**8.720**	27.835
Equity	**426.537**	383.171
Total liabilities and equity	**732.831**	672.786

	2006	2005
Net income	**47.448**	8.826

b) Net Interest Income / (Expense)

	2006	2005
Interest income (Note 38)	**29.900**	16.075
Interest expense (Note 39)	**(79.132)**	(16.224)
Other expenses related to borrowings	**(4.587)**	(2.445)
	(53.819)	(2.594)

....

FOR GENERAL RELEASE TO THE PUBLIC
April 2nd, 2007

ANADOLU EFES HAS RELEASED ITS AUDITED CONSOLIDATED FINANCIAL RESULTS AS OF AND FOR THE PERIOD ENDED 31.12.2006

GROWTH IN ALL BUSINESS SEGMENTS

Consolidated Sales Volume


31.0
19.4
60%
mhl
2005
2006
Beer
Soft Drinks

- **Consolidated sales volume (including beer and soft drink volumes) at 31.0 million hectoliters ("mhl") in 2006; up 60%**
  - **On proforma basis consolidated volume up 17%[1]**
- **Total beer sales volume at 18.8 million hectoliters in 2006; up 17%**
- **Total soft drink sales volume at 424 million unit cases; up 17%**

Consolidated Revenues


million YTL
60%
2.594
1.619
2005
2006

- **Consolidated Revenues at YTL 2,594 million in 2006; up 60%**
  - **On proforma basis, consolidated revenue growth of 24%[1]**

Consolidated Cash Operating Profit ("COP")


million YTL
32%
593
450
2005
2006

- **Consolidated Cash Operating Profit (COP) at YTL 593 million; up 32%**
  - **On a proforma basis, COP growth of 13%[1]**

1) "Proforma" here represents the full consolidation of international Coca-Cola operations into CCI and proportionate consolidation of CCI into Anadolu Efes for FY2005.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

COMPANY OVERVIEW

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the majority shareholder of Efes Breweries International N.V. ("EBI") that manages international beer operations and is the largest shareholder of Coca-Cola İçecek A.Ş. ("CCI") that manages the soft drink business in Turkey and international markets.

• The Group currently operates in 10 countries with 15 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 33 million hectoliters, malting capacity of 236,500 tons and Coca-Cola bottling capacity of 573 million unit cases per year.

CONSOLIDATION PRINCIPLES



• The consolidated financial statements of Anadolu Efes are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB").

• The attached financial statements in this announcement comprise the audited income statements for the year ended 31.12.2006 and 31.12.2005 as well as the audited balance sheets as of 31.12.2006 and 31.12.2005. Figures for the years 2006 and 2005 are presented in the reporting currencies of each business division.

• Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Breweries International (international beer operations) are fully consolidated in the financials.

• Due to the restructuring of Anadolu Efes's soft drinks business that was completed in November 2005, the income statement of Efes Sınai Yatırım Holding A.Ş. ("Efes Invest") is fully consolidated under Anadolu Efes until 14.11.2005, while fully consolidated under CCI thereafter. Similarly, the income statement of CCI is consolidated under Anadolu Efes on equity pick-up basis until 14.11.2005, whereas proportionately consolidated thereafter based on Anadolu Efes' 51.22% share in CCI. The merger of CCI and Efes Invest under CCI was completed as of 25.12.2006 following which Anadolu Efes' effective share in CCI was 50.26%. Therefore the balance sheets of CCI as of 31.12.2005 and 31.12.2006 both include the full consolidation of Efes Invest and are both proportionately consolidated for YE 2005 and YE 2006 under Anadolu Efes' stake of 51.22% and 50.26%, respectively.

•*"Proforma"* throughout this release represents the full consolidation of Efes Invest (excluding Jordan) into CCI and proportionate consolidation of CCI into Anadolu Efes for 2005 .

•*"Organic"* throughout this release represents the exclusion of the impact of the acquired or disposed businesses; Krasny Vostok Brewing Group in Russia (acquisition-2006) and Efes Romania (disposal-2006) on the beer side and the Coca-Cola Bottling Company of Jordan (acquisition-2005) on the soft drink side.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

ANADOLU EFES CONSOLIDATED RESULTS

Anadolu Efes recorded a total sales volume (including beer and soft drinks) growth of 60% in 2006 over the comparable period of previous year. On a *proforma* basis the increase was 17%.

Total Beer Sales Volume
(million hectoliters)


17%
16,0
18,8
2005
2006

Total beer sales volume at 18.8 million hectoliters in 2006; up 17%.

Total Soft Drinks Sales Volume
(million unit cases)


17%
361,0
424,0
2005
2006

Consolidated soft drink sales volume increased by 364% in 2006, reflecting the change in our accounting methodology. Soft drink sales volume includes 100% of Efes Invest sales volumes in 2005 results, whereas in 2006 it includes 51% of CCI's total sales volumes including the sales volume of Efes Invest (please refer to the "Consolidation Principles"). In 2006 our total soft drink operations' sales volume including both the Turkish and international Coca-Cola operations increased by 17% on a proforma basis.

In 2006 our consolidated net sales revenue increased by 60% and reached YTL 2,594 million. On a proforma basis, the sales revenue growth was 24%. Despite the average price increases in all lines of business in 2006, average consolidated price was maintained at YTL 0.84 (up from YTL 0.79 in 2005 on a proforma basis) as a result of the increased share of international beer and soft drink businesses with lower average prices in Anadolu Efes' consolidated results.

Breakdown of Sales Volume


Soft Drinks
39%
Turkey Beer
23%
International
Beer
38%

Consolidated gross profit increased 45% in 2006 over previous year and reached YTL 1,250 million. As mentioned above due to the change in accounting methodology gross profit margin contracted to 48% from 53% in 2005, although gross profit margin expanded in all business segments. However on a proforma basis the margin was maintained despite the decrease in the weight of higher margin Turkey beer business in Anadolu Efes' consolidated results.

Breakdown of Sales Revenue


Soft Drinks
33%
Turkey Beer
32%
International
Beer
35%

Our consolidated profit from operations increased 31% in 2006 and reached YTL 395 million, delivering 15% profit from operations margin. In addition to the impact by the change in the accounting methodology in 2005, the budgeted expenses due to the integration of KV Group into EBI's operations was the primary reason of the increase in consolidated operating expenses.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

ANADOLU EFES CONSOLIDATED RESULTS

Breakdown of COP


Soft Drinks
22%
Turkey Beer
51%
International
Beer
27%

Our consolidated COP reached YTL 593 million, increasing by 32% in 2006 yoy and up 13% on a proforma basis. Consolidated COP margin was 23%, while actual and proforma COP margin in 2005 was 28% and 25%, respectively. The contraction in the COP margin is primarily the result of the increased proportion of lower margin businesses in our consolidated results versus our higher margin Turkey beer business in addition to increased operating expenses in 2006 as described above.

Despite the strong operating performance in 2006, our consolidated net income declined by 7% to YTL 269 million. Excluding one off gains of (i) YTL 72 million in 2005 (due to the sale of Efes Invest shares to CCI, as well as the impact of negative goodwill as a result of the acquisition of the Coca-Cola Bottling Company of Jordan by Efes Invest), and (ii) the YTL 11 million dilution gain from the merger of CCI and Efes Invest in December 2006, the increase in net income was 18%. Net income was negatively affected by the increase in interest expenses as a result of increased indebtedness in 2006 as well as by the foreign exchange loss occured at CCI level.

As of 31.12.2006 our consolidated net financial debt was YTL 777 million, compared to YTL 168 million as of end of 2005. The increase in net financial debt is mainly the result of three year syndication loan facility in the amount of USD 500 million, sourced collectively by Anadolu Efes and EBI in order to finance the acquisition of KV Group and minority shares in Russia. Our consolidated Net Financial Debt to COP level was 1.31 in 2006, giving a very comfortable level for future growth of our business.

TURKEY BEER RESULTS

Sales Volume*
(million hl)


7,1
7,1
2005
2006

** Including export sales voume*

Despite certain contraction of the Turkish beer market due to severe winter and exceptionally short summer period coupled with the lower than expected overall tourism activity in 2006, the domestic sales volume of our Turkey beer operations was at 6.6 mhl in 2006, parallel to previous year, resulting in a market share increase to 82% from 80% in 2005.

The export sales volume of our Turkey beer operations was also in line with previous year at 0.5 mhl, bringing the total sales volume of our Turkey beer operations to 7.1 mhl.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

TURKEY BEER RESULTS


Sales Revenue
Million YTL
8%
826
763
2005
2006

Despite the flat sales volumes in 2006, net sales revenue of our Turkey beer operations increased by 8% over previous year and reached YTL 826 million. The increase was mainly due to the increase in average prices, which is also impacted by the increased share of premium products in total sales, bringing our average per liter sales price in 2006 to YTL 1.16 from YTL 1.07 in 2005.

Effective cost management enabled our gross profit to increase by 12%, ahead of revenue growth, thus improving the gross profit margin to 65% in 2006 from 63% in previous year.

The improvement in our gross profit margin was partly offset by the increase in sales and marketing expenses in 2006, also including the new product launches in 2006.

COP of our Turkey beer operations in 2006 was YTL 310 million, delivering 38% margin, in line with 2005.

Net income of our Turkey beer operations in 2006 increased by 26% over previous year and reached YTL 220 million. Beside the positive operating performance, net income was also positively affected by the foreign exchange gains in the period as well as the decrease in corporate tax rate from 30% to 20%.

Net financial debt of Turkey beer operations as of 31.12.2006 was YTL 190 million compared to YTL 12 million as of end of 2005. The increase in our Turkey beer operations' net indebtedness is due to the USD 200 million syndicated loan sourced in November 2006. The proceeds from the syndication loan facility were utilized in the capital increase of EBI through a Rights Issue, which Anadolu Efes participated as per its shareholding in EBI.

INTERNATIONAL BEER RESULTS (EFES BREWERIES INTERNATIONAL)

Our international beer operations are conducted by Efes Breweries International N.V. ("EBI"), incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70% subsidiary of Anadolu Efes and currently manages its brewing operations through 10 breweries and 4 malteries in 4 countries.

In 2006 EBI's total sales volume increased to 11.7 mhl, delivering 31% growth compared to previous year.

Sales Volume


31%
KV Group
+
Romania
Romania
10%
EBI Sales Volume
EBI Sales Volume
2005
2006

•in addition to acquired KV Group brands, excluding the sales volume of Efes Romania from both 2005 and 2006, the organic sales volume growth of EBI in 2006 was 10%.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

INTERNATIONAL BEER CONSOLIDATED RESULTS (EFES BREWERIES INTERNATIONAL)


Geographical Breakdown of Sales Volume
Romania 5%
Serbia 4%
Moldova 10%
Kazakhstan 8%
Russia 73%


Sales Revenue
million USD
481
639
33%
2005
2006


Geographical Breakdown of Sales Revenue*
Romania 2%
Serbia 3%
Moldova 7%
Kazakhstan 9%
Russia 79%
* On a consolidated basis

•In 2006 EBI's consolidated net sales revenue grew 33% over previous year and reached USD 639 million. The revenue growth was ahead of the volume growth and was driven by local price increases through effective pricing policy and positive foreign currency effect, in spite of an unfavorable brand mix impact, due to increased share of economy brands in EBI's total sales.

•As the KV Group acquisition enabled EBI to effectively contol its cost base, EBI's gross profit margin improved to 49% in 2006 from 47% in 2005. Moreover EBI is able to self supply a majority of its malt and pre-form requirements, following the KV Group acquisition with an additional 93.000 tons of malt production capacity over EBI's existing malting capacity of 46.000 tons, as well as a pre-form production capacity of 1.3 million units per day.

•Although EBI's sales and marketing expenses as a percentage of net sales remained constant in 2006 despite new product launches and relaunches of acquired KV Group brands, other operating expenses including distribution, consultancy and personnel expenses increased ahead of revenues, reflecting the impact of integration of KV Group. This increase in operating expenses offset the gain on gross profit, resulting in a slight contraction in profit from operations margin of 9% in 2006 from 10% in 2005.

•In 2006 EBI's EBITDA increased by 18% over the previous year and reached USD 113 million. EBITDA margin contracted to 18% in 2006 from 20% in 2005, as a result of the integration costs occurred in 2006 and to a lesser extent the disposal of Efes Romania, a positive EBITDA contributor to EBI's business.

•As the KV Group acquisition and minority buy-outs in Moscow Efes Brewey ("MEB") resulted in an increase at EBI's indebtedness in 2006, financial expenses in the period increased significantly. The increase in the interest expense was partly offset by the USD 9 million foreign exchange gain in the period, which is fully attributable to the depreciation of USD (EBI's reporting currency) versus Euro and major local currencies where EBI operates.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

INTERNATIONAL BEER CONSOLIDATED RESULTS (EFES BREWERIES INTERNATIONAL)


EBITDA
million USD
18%
113
95
2005
2006

•As a result, EBI's net income in 2006 increased by 2% over the previous year and reached USD 21 million.

•EBI's net financial debt was USD 308 million as of 31.12.2006 vs USD 14 million as of 31.12.2005. The increase in the level of net financial debt was due a Bridge Loan Facility in the amount of USD 500 million utilized for the funding of KV Group acquisition and minority buy-outs in MEB. The Bridge Loan Facility was refinanced in September 2006 by means of a 3 year syndicated term loan amounting to USD 300 million. EBI utilized the syndicated term loan to partly repay the Bridge Loan Facility and in November 2006, EBI conducted a USD 300 million capital increase in the form of a Rights Issue to existing shareholders. USD 200 million of the proceeds of the Rights Issue was used to repay the balance of the Bridge Loan Facility.

COCA-COLA İÇECEK CONSOLIDATED RESULTS

•Coca-Cola İçecek A.Ş. ("CCI") is the largest bottler and distributor, by volume, of non-alcoholic commercial beverages in Turkey and conducts Coca-Cola bottling operations in Central Asia and the Middle East. Anadolu Efes is the largest shareholder of CCI with 50.3% stake[1].


Sales Volume - Total
million unit case
17%
424
13%
361
2005
2006

•In 2006 soft drink sales volumes have increased 17% on a *proforma*[2] basis, and 13% excluding the sales volumes of the Coca-Cola Bottling Company of Jordan for 2006, which was acquired in December 2005 (on a *proforma* organic basis).

•In 2006 Turkey Coca-Cola operations sales volume increased by 10%, reaching 344 million unit cases. Additional consumer marketing initiatives increased the sales volume of carbonated soft drinks ("CSD") by 12%, ahead of category growth. Accordingly, CCI's market share in the CSD segment in Turkey reached 65% up from 63% in 2005 (AC Nielsen).

•In 2006 sales volume increase in the international markets was 62% over 2005 and reached 80 million unit cases. In 2006, CCI's market share in the CSD segment in Kazakhstan, Azerbaijan, Kyrgyzstan and Jordan reached 49%, 52%, 70% and 12%, respectively (AC Nielsen, Imes Consulting, Company Estimates).

(1) *Anadolu Efes' shareholding in CCI was 51.2% in 2006, prior to the completion of CCI's merger with Efes Invest on December 25th, 2006. Accordingly CCI's sales volumes in 2006 are consolidated as per 51.2% shareholding of Anadolu Efes.*

(2) *"Proforma" here represents the full consolidation of international Coca-Cola operations into CCI for FY2005.*

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact:

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

COCA-COLA İÇECEK CONSOLIDATED RESULTS

Breakdown of Sales Volume


Kazakhstan
9%
Turkey
81%
Azerbaijan
5%
Kygyzstan
1%
Jordan
4%

Sales Revenue


million YTL
41%
1.184
1.667
2005
2006

Breakdown of Sales Revenue*


Kazakhstan
10%
Turkey
83%
Azerbaijan
3%
Krygyzstan
1%
Jordan
3%

* On a combined basis

EBITDA


million YTL
43%
186
266
2005
2006

•In 2006 CCI's net sales increased by 41% and reached YTL 1,667 million in 2006. In addition to the inclusion of international operations, the consolidated net sales increase ahead of consolidated volume growth is attributable to favorable package mix shift and local price increases in international markets, although average sales prices increased in line with inflation in Turkey.

•CCI's consolidated gross profit increased by 45% to YTL 525 million in 2006, resulting in a gross profit margin increase from 30% to 31%. Despite higher aluminum can prices in Turkey, cost of sales as a percentage of net revenue declined, due to lower sweetener costs and economies of scale as a result of increased capacity utilization.

•Consolidated profit from operations increased 55% in 2006 over previous year and reached YTL 177 milllion, while the profit from operations margin improved to 11% from 10% in 2005.

•Consolidated EBITDA increased by 43% to YTL 266 million in 2006. EBITDA margin was maintained at 16% in 2006, despite the negative effect of the first time consolidation of Jordan operation.

•In 2006 CCI recorded a net income of YTL 87 million, despite F/X losses of YTL 45 million mainly calculated over foreign-currency-denominated bank borrowings resulting from the highly volatile exchange rates. However, YTL 9.6 million of F/X loss was classified as non-cash.

•As of end of 2006 CCI had a net financial debt of YTL 322 million.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
April 2nd, 2007

ANADOLU EFES
Consolidated Income Statement For the Years Ended 31.12.2006 and 31.12.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2005/12	2006/12
SALES VOLUME (million hectoliters)	19,4	31,0
NET SALES	**1.619,4**	**2.594,0**
Cost of Sales (-)	(758,6)	(1.344,4)
GROSS OPERATING PROFIT	**860,8**	**1.249,6**
Operating Expenses (-)	(557,8)	(854,2)
PROFIT FROM OPERATIONS	**303,0**	**395,4**
Other Income	147,9	103,2
Other Expense(-)	(49,0)	(59,3)
Financial Expense(-)	(9,6)	(98,0)
OPERATING INCOME	**392,3**	**341,3**
Net Monetary Gain/(Loss)	-	-
Minority Interest	(16,8)	(12,1)
PROFIT BEFORE TAX	**375,5**	**329,3**
Income Tax	(84,9)	(60,2)
NET INCOME	**290,6**	**269,0**
CASH OPERATING PROFIT (COP)	**450,0**	**592,8**

Note 1: Efes Invest's consolidated income statement is fully consolidated in Anadolu Efes until 14.11.2005 and fully consolidated in CCI thereafter.

Note 2: Consolidated income statement of CCI, including Efes Invest, is proportionately consolidated in Anadolu Efes after 14.11.2005, whereas prior to this date Efes Invest is fully consolidated in Anadolu Efes and CCI is accounted for by equity pick up basis in Anadolu Efes' consolidated financial results.

Note 3: Interbrew Efes Brewery in which EBI held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of Efes Breweries International thereafter.

Note 4: COP comprises of Profit from Operations, depreciation and other relevant non-cash items up to Profit From Operations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

ANADOLU EFES
Consolidated Balance Sheet as of 31.12.2006 and 31.12.2005
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2005	31.12.2006		31.12.2005	31.12.2006
Cash & Cash Equivalents	348,6	392,7	Short Term Borrowings (net)	428,9	301,0
Available for Sale Securities (net)	3,0	44,0	Current Portion of Long Term Borrowings (net)	30,1	169,5
Trade Receivables (net)	299,4	349,7	Lease Obligations (net)	0,3	0,3
Due from Related Parties (net)	2,2	2,2	Trade Payables (net)	103,2	134,8
Other Receivables (net)	40,1	82,4	Due to Related Parties (net)	20,4	28,0
Inventories (net)	208,2	304,5	Advances Received	0,9	1,4
Other Curent Assets	35,0	36,6	Provisions	13,0	10,7
			Other Current Liabilities (net)	258,6	259,3
Total Current Assets	**936,5**	**1.212,0**	**Total Current Liabilities**	**855,4**	**905,1**
Other Receivables (net)	5,9	6,9	Long Term Borrowings (net)	59,6	742,4
Investments	43,2	7,2	Lease Obligations (net)	0,9	0,3
Positive/Negative Goodwill (net)	589,3	900,8	Provisions	32,4	31,5
Property, Plant and Equipment	1.038,8	1.534,8	Deferred Tax Liability	39,1	38,1
Intangible Assets	133,0	268,9	Other Non-Current Liability (net)	174,5	229,0
Deferred Tax Assets	1,4	19,3			
Other Non-Current Assets	12,9	11,4	**Total Non-Current Liabilities**	**306,5**	**1.041,3**
			Minority Interest	214,2	341,1
Total Non-Current Assets	**1.824,5**	**2.749,2**	**Total Equity**	**1.384,9**	**1.673,6**
Total Assets	**2.761,0**	**3.961,1**	**Total Liabilities and Shareholders' Equity**	**2.761,0**	**3.961,1**

Note 1: CCI's consolidated financial results including Efes Invest, are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 51.2% and 50.3% shareholding in CCI as of 31.12.2005 and 31.12.2006, respectively.
Note 2: 7.5% of Alternatifbank shares held by Anadolu Efes is accounted at fair value as "available for sale securities" in Anadolu Efes' consolidated balance sheet for year ended 31.12.2006, whereas accounted as "investment in securities" in the balance sheet as of 31.12.2005.

Note 3: Interbrew Efes Brewery, in which EBI held 50% stake until August 2006, is accounted for by using proportionate consolidation in the consolidated balance sheet as of 31.12.2005 while not included in the balance sheet as of 31.12.2006.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
April 2nd, 2007

INTERNATIONAL BEER OPERATIONS (EBI)
Consolidated Income Statement For the Years Ended 31.12.2006 and 31.12.2005
Prepared In Accordance with IFRS
(million USD)

	2005/12	2006/12
Volume (million hectoliters)	**8,9**	**11,7**
NET SALES	**481,2**	**638,9**
GROSS OPERATING PROFIT	**228,0**	**310,1**
PROFIT FROM OPERATIONS	**49,7**	**55,4**
Financial Income/(Expense), Net	(13,9)	(26,6)
PROFIT BEFORE TAX	**35,8**	**28,8**
Income Tax	(16,8)	(7,4)
PROFIT AFTER TAX	**19,0**	**21,4**
Minority Interest	(1,1)	0,8
NET PROFIT	**20,1**	**20,6**
EBITDA	**95,1**	**112,6**

Note 1: EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on holding activities, plus loss on sale of PPE disposals, provisions, reserves and impairment.

Note 2: Interbrew Efes Brewery in which Efes Breweries International held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of Efes Breweries International thereafter.

Note 3: Figures for EBI are obtained from consolidated financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS (EBI)
Highlighted Balance Sheet Items as of 31.12.2006 and 31.12.2005
Prepared In Accordance with IFRS
(million USD)

	31.12.2005	31.12.2006
Cash, cash equivalents and marketable securities	96,9	163,9
Trade receivables	38,0	49,6
Inventories	55,2	97,9
Total current assets	**222,7**	**371,3**
Property, plant and equipment, net	343,6	628,6
Intangible assets	209,2	515,0
Prepayments and other non-current assets	2,2	2,2
Total non-current assets	**557,7**	**1.158,0**
Trade and other payables	149,5	145,8
Short-term borrowings (including current portion of long-term debt and lease obligations)	69,2	160,5
Total current liabilities	**239,9**	**330,1**
Long-term debt - (net of current portion and including lease obligations)	41,5	311,1
Total non-current liabilities	**132,8**	**427,3**
Minority Interests	24,9	9,3
Shareholder's Equity	**382,8**	**762,7**
Total Liabilities and Shareholder's Equity	**780,4**	**1.529,3**

Note 1: Interbrew Efes Brewery, in which EBI held 50% stake until August 2006, is accounted for by using proportionate consolidation in the consolidated balance sheet as of 31.12.2005 while not included in the balance sheet as of 31.12.2006.

Note 2: Figures for EBI are obtained from consolidated financial statements prepared in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
April 2nd, 2007

SOFT DRINK OPERATIONS (CCI)
Consolidated Income Statement For the Years Ended 31.12.2006 and 31.12.2005
Prepared In Accordance with IFRS
(million YTL)

	2005/12	2006/12
Volume(m U/C)	**317,6**	**423,9**
Net Sales	1.183,9	1.667,2
Gross Profit	**361,0**	**525,0**
Operating Profit	**113,6**	**176,5**
Financial Expense	(11,8)	(80,0)
Operating Income	**109,3**	**102,8**
Minority Interest	(0,8)	(4,1)
Profit Before Tax	**108,5**	**98,7**
Taxes	(21,2)	(12,0)
Net Income	**87,3**	**86,7**
EBITDA	**186,5**	**266,0**

Note 1: Financial results of Efes Invest, which was acquired by CCI in 14.11.2005 and was a 87,6% subsidiary until their merger in December 2006, are fully consolidated in CCI's consolidated income statement after 14.11.2006, whereas prior to that date not included in CCI's consolidated financial results.

Note 2: EBITDA comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

Note 3: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB regulations.

SOFT DRINK OPERATIONS (CCI)
Highlighted Balance Sheet Items as of 31.12.2006 and 31.12.2005
Prepared In Accordance with IFRS
(million YTL)

	31.12.2005	31.12.2006
Cash and cash equivalents and investment in securities	48,5	55,6
Trade receivables, net	117,0	137,5
Inventory (net)	112,8	165,9
Total current assets	**316,6**	**406,9**
Property, plant and equipment, net	594,7	721,8
Intangible assets	250,0	271,2
Other	15,1	8,6
Total non-current assets	**899,3**	**1.051,3**
Short term borrowings (including current portion of Long Term Borrowings and lease obligations)	330,1	213,8
Trade payables	45,9	70,4
Total current liabilities	**451,1**	**388,1**
Long Term Borrowings (including lease obligations)	8,7	163,6
Total non-current liabilities	**44,3**	**204,0**
Minority Interest	54,3	17,4
Total Equity	**666,2**	**848,7**
Total Liabilities and Shareholder's Equity	**1.215,9**	**1.458,2**

Note 1: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB regulations.

Note 2: Financial results of Efes Invest, which was acquired by CCI in 14.11.2005 and was a 87,6% subsidiary until their merger in December 2006, are fully consolidated in CCI's balance sheets as of 31.12.2005 and 31.12.2006.

END

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr